Investing in the Future Growing Success 2016 ANNUAL REPORT

Norm Asbjornson | CEO Gary Fields | President

In 2016, we continued to build the foundation for future growth while achieving record sales and consistent profitability. Net sales and net income were both record highs at $384 million and $53.4 million, respectively. This year we expanded our product offering to include mass-produced small packaged water-source heat pumps manufactured on a state-of-the-art assembly line. We also expanded our engineering department with a renewed focus on product research and development. Most importantly, we expanded the senior management team with our new president, Gary Fields.

Company Profile AAON is engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, condensing units, makeup air units, energy recovery units, geothermal/water-source heat pumps and coils. Since the founding of AAON in 1988, AAON has maintained a commitment to design, develop, manufacture and deliver heating and cooling products to perform beyond all expectations and demonstrate the value of AAON to our customers. 2425 S. Yukon Ave. • Tulsa, OK 74107-2728 • www.AAON.com ROOFTOP U NIT S OUT D OOR AIR HANDL ING UNIT S C OND ENS ING U NIT S PAC KA G E D OU T D OOR M E C HANICAL ROOMS UNI T S C OI L S IND OOR AIR HANDL ING U NIT S SA SERIES SB SERIES BOOSTER, HYDRONIC, & DX RN SERIES RQ SERIES CB SERIES CF SERIES CN SERIES CL SERIES F1 SERIES V3 SERIES SA SERIES H3 SERIES M2 SERIES M3 SERIES M2 SERIES SA SERIES SB SERIES RQ SERIES M2 SERIES RN SERIES RZ/RL SERIES VERTICAL & HORIZONTAL WSHP (2-240 tons) (4-540 tons) (3-70 tons) (800 - 100,000 + cfm) (2-230 tons) (800 - 100,000 + cfm) (½ - 230 tons) RZ/RL SERIES RZ/RL SERIES RN SERIES RQ SERIES BOILER MECHANICAL ROOM LF SERIES LN SERIES FLUID COOLER LZ SERIES

2016 Financial Highlights

	2016	2015	2014	2013	2012
Income Data ($000 except per share data)					
Net Sale	383,977	358,632	356,322	321,140	303,114
Gross Profit	118,080	108,681	108,263	89,792	70,499
Operating Income	79,594	71,302	68,006	55,825	44,234
Interest Income (Expense), Net	292	161	276	221	42
Depreciation	13,035	11,741	11,553	12,312	13,407
Pre-Tax Income	79,991	71,339	68,246	56,294	44,317
Net Income	53,376	45,728	44,158	37,547	27,449
Earnings per Share					
Basic[1]	1.01	0.85	0.81	0.68	0.50
Diluted[1]	1.00	0.84	0.80	0.68	0.49
Balance Sheet ($000 except per share data)					
Working Capital[3]	101,939	80,800	82,227	72,515	47,428
Current Assets[3]	140,981	124,213	124,940	108,844	87,053
Net Fixed Assets	114,892	101,061	91,922	87,283	90,695
Accumulated Depreciation	137,146	124,348	113,605	105,142	96,929
Cash & Cash Equivalents	24,153	7,908	21,952	12,085	3,159
Total Assets[3]	256,530	232,854	226,974	210,665	189,000
Current Liabilities	39,042	43,413	42,713	36,329	39,625
Long-Term Debt	-	-	-	-	-
Stockholders' Equity	205,898	178,918	174,059	164,106	138,136
Stockholders' Equity per Diluted Share[1]	3.85	3.28	3.14	2.95	2.49
Funds Flow Data ($000)					
Operations	63,923	55,355	53,518	53,592	51,167
Investments	(16,925)	(23,194)	(6,029)	(31,326)	(30,335)
Financing	(30,753)	(46,205)	(37,622)	(13,340)	(17,686)
Net Increase (Decrease) in Cash	16,245	(14,044)	9,867	8,926	3,146
Ratio Analysis					
Return on Average Equity	27.7%	25.9%	26.1%	24.8%	21.1%
Return on Average Assets	21.8%	19.9%	20.2%	18.8%	15.1%
Pre-Tax Income on Sales	20.8%	19.9%	19.2%	17.5%	14.6%
Net Income of Sales	13.9%	12.8%	12.4%	11.7%	9.1%
Total Liabilities to Equity	0.2	0.3	0.3	0.3	0.4
Quick Ratio[2]	2.4	2.1	2.2	2.5	1.6
Current Ratio	3.6	2.9	2.9	3.0	2.2
Year-End Price Earnings Ratio[1]	33	28	28	31	19

1 = Reflects 3-for-2 stock splits in July 2014 and July 2013
3 = Reflects retrospective adoption of ASU 2015-17
2 = (Cash & cash equivalents + investments + receivables)/current liabilities

Letter from the **CEO**



Norm Asbjornson | CEO

Dear Fellow Stockholder,

I am pleased to report the Company achieved record sales and earnings for the year ended December 31, 2016. This strong performance was earned despite the lethargic atmosphere surrounding both commercial and residential construction. We witnessed firm demand from the new construction market, while our replacement unit business was virtually flat with the prior year.

This past year we made significant capital and personnel expenditures while expanding our product offerings and enlarging our engineering department. We made these investments in our future to solidify our reputation as one of the most technologically innovative leaders in the HVAC industry and to deliver greater long-term value to our stockholders.

SALES AND EARNINGS

Net sales for 2016 gained 7.1% to a record $384.0 million compared with $358.6 million a year ago. We witnessed a 12.5% increase in the number of units sold but continued to experience a shift (which began in 2015) throughout the year to smaller tonnage, lower priced product lines, tempering our revenue growth.

We continued to closely control both our manufacturing and raw material costs. Our gross profit increased to $118.1 million (30.8% of sales) as compared to $108.7 million (30.3% of sales). An improvement in manufacturing productivity helped our margin and reduced the impact of the shift to smaller tonnage, lower priced products.

Declining warranty expenses had a positive impact on total SG&A expenses, which increased by only 2.9% to $38.5 million (10.0% of sales) from $37.4 million (10.4% of sales) a year ago. Income from operations benefitted from these moderating expenses, and gained 11.6% to $79.6 million (20.7% of sales) from $71.3 million (19.9% of sales). Net income was impacted by a lower effective tax rate (33.3% vs. 35.9%) and increased 16.7% to $53.4 million (13.9% of sales) or $1.00 per diluted share, from $45.7 million (12.8% of sales) or $0.84 per diluted share.

The fully diluted earnings per share calculations were based upon 53.4 million shares in 2016 and 54.5 million shares in 2015.

STRONG FINANCIAL CONDITION

At December 31, 2016 our financial condition remained quite strong. The current ratio was 3.6:1 including cash, cash equivalents and investments of $43.7 million. Our capital expenditures in the past year were $26.6 million and we paid cash dividends of $12.7 million during 2016. In November 2016, the Board of Directors increased the regular semi-annual cash dividend to $0.13 per share (or $0.26 annually), which represented an 18.2% increase from the previous $0.11 per share (or $0.22 annually).

During the past five years (as reflected in the chart below) we have made total capital expenditures of $86.8 million and total dividend payouts of $50.5 million. Our cash flow generation combined with a strong capital position enabled the Company to accommodate these expenses while providing sufficient free cash flow to repurchase $101.40 million of stock during the same period.

During 2016 under our stock repurchase plan, we bought approximately 166,000 shares of our common stock on the open market at an average price of $26.82 per share. In addition, we purchased AAON stock from our employees'

AAON Cash Flow ($ mil.)	2016	2015	2014	2013	2012
Net Income	53.4	45.7	44.2	37.5	27.4
Depreciation	13.0	11.7	11.6	12.3	13.4
Total Cash Flow	66.4	57.4	55.8	49.8	40.8
Capital Expenditures	(26.6)	(21.0)	(16.1)	(9.0)	(14.1)
Dividend Payouts	(12.7)	(11.9)	(9.7)	(7.4)	(8.8)
Free Cash Flow	27.1	24.5	30.0	33.4	17.9
Stock Repurchases	(20.1)	(37.1)	(29.3)	(8.2)	(6.7)

401(k) plan amounting to approximately $14.9 million during the same period. Over the past five years (2012-2016) we have spent more than $101 million on stock repurchases. We continue to operate free of debt. Total shareholders' equity was $205.9 million or $3.85 per diluted share. Our return on average stockholders' equity was 27.7% in 2016 compared with 25.9% a year earlier.

CAPITAL EXPENDITURES AND CASH FLOWS

We have been and will remain firmly committed to expending the financial capital and deploying the human capital necessary to maintain our strong competitive position as well as enhancing our reputation as a leading manufacturer of the highest quality, most innovative products in the industry.

For 2017, we are budgeting approximately $42 million of capital expenditures, the highest level in the Company's history.

In February 2016, AAON broke ground on a new engineering research and development laboratory located at the Tulsa manufacturing facility. The three-story, 162,000 total square foot facility will be both an acoustical and performance measuring laboratory and will enable AAON to meet and maintain AHRI (Air Conditioning, Heating and Refrigeration Institute) and DOE (Department of Energy) certification.



WV Series

In 2016 we spent $12.0 million devoted to the building of the laboratory and for the current year we estimate additional construction expenses will be approximately $14.0 million. We expect the laboratory will be completed by mid-year 2018 with a total final cost of approximately $30 million.

Furthermore, our capital expenditures in 2016 related to constructing the Company's first water-source heat pump production line were $6.7 million and for the current year, we expect to spend an additional $6.0 million to complete the initial phase of this project. The remainder of our capital expenditures will be directed to a new sheet metal production line, electrical improvements, IT equipment and metal fabrication machinery.

WATER-SOURCE HEAT PUMP

In August 2015, AAON initiated its new innovative Water-Source Heat Pump (WSHP) project. The Company utilizes a unique production methodology for its WSHP products which allows for the integration of mass production with mass customization. This manufacturing process is quite complex due to the need to integrate software automation with the fabrication of sheet metal and copper as well as the insulation of the cabinet and the storage of product inventory. In order to meet customer expectations regarding the quality and delivery of the WSHP products, we are closely monitoring the incoming order rate as well as production levels as we implement our new production methodology.

We believe that we will be able to accelerate both production and sales of our WSHP products in the final half of this year and into

2018 as we gain a firm grasp on the cutting-edge production methodology.

We estimate the total size of the WSHP market to be in the vicinity of $550-600 million annually. The majority of WSHP sales are directed toward commercial and industrial multiple-room buildings such as motels, schools and office buildings with approximately 50% of total sales derived from the replacement market. We believe our new, highly innovative WSHP product line will be very well received in the marketplace and will enable AAON to garner a sizeable portion of the total WSHP market over the next several years.



WH Series

RESEARCH AND DEVELOPMENT


Applied/Unitary Products
AAON | Engineering Department

AAON Engineering Department Expansion

We understand the importance of maintaining our industry position as a technological leader, and recognize we must remain devoted and fully committed to our research and development efforts in order to do so. In 2016, we incurred research and development costs of $12.0 million and for the past five years (2012-2016), we had total research and development costs of $34.6 million.

The commitment of capital to our research and development efforts is not the only step necessary to attain success. In the past year we significantly accelerated our recruitment of degreed engineering personnel, increasing the total number by approximately 40%. For the current year we anticipate our research and development costs will increase.

RECOGNITION AND AWARDS

AAON was recognized for excellence in product design in the 13th annual Dealer Design Awards Program sponsored by The Air Conditioning Heating & Refrigeration News magazine. An independent panel of contractors acted as judges in the contest that had 88 entries. The Company's LZ Series Chiller and Outdoor Mechanical Room was the Gold Award Winner in the HVAC Commercial Equipment category in the July 18, 2016 issue of The ACHR News, which is the leading trade magazine in the heating, ventilating, air conditioning, and refrigeration industries, with national distribution to over 33,000 HVACR contractors, wholesalers and other industry professionals.



RN Series Horizontal Configuration

AAON was also pleased to have each of its LZ Series Chiller and Packaged Outdoor Mechanical Room and RN Series Horizontal Configuration Rooftop Unit be named 2016 Product of the Year-Gold by the readers of Consulting-Specifying Engineer. Consulting-Specifying Engineer is a monthly publication with a circulation of over 47,000 mechanical, electrical and plumbing engineers.

BOARD OF DIRECTORS AND EXECUTIVE LEADERSHIP CHANGES

The Company has recently experienced healthy Board and executive officer refreshment.

Angela E. Kouplen was elected to AAON's Board of Directors on May 24, 2016. Ms. Kouplen has over 20 years of experience at multiple energy companies with emphases on information technology, contract management, sourcing vendor relations, human resource management strategy and governance. In 2012 Ms. Kouplen joined WPX Energy, a Tulsa-based publicly-traded energy company, previously part of the Williams Companies. From 2012 through 2014 Ms. Kouplen served WPX as the Director of Talent Acquisition and Leadership and since 2015 she has served as Vice President of Information Technology. Ms. Kouplen's extensive experience in IT related positions provides the Board with valuable insight and enhanced knowledge on IT matters which are increasingly vital to the Company's operations and success as well as its future growth and profitability.



LZ Series

In November 2016, AAON's Board of Directors appointed Gary D. Fields as President of the company. Mr. Fields has been a member of AAON's Board of Directors since 2015 and continues to serve on the Board in addition to his new role as President. Mr. Fields has more than 36 years of HVAC industry experience and was a principal with Texas AirSystems. Mr. Fields sold his interest in Texas AirSystems in 2012, having seen it grow to a company with over $200 million in annual sales. For the past several years Texas AirSystems has been among AAON's top performing independent sales representative organizations. In his new role as President of AAON, Mr. Fields is initially focusing his attention on the sales and marketing efforts of AAON's entire product line.

The Board of Directors of AAON recently nominated Steve LeClair for election to the Board at our 2017 Annual Meeting of Stockholders. Mr. LeClair has 25 years of experience in various executive, manufacturing, finance, sales and operational positions. Mr. LeClair currently serves as President of HD Supply Waterworks (a position he has held since 2012), and in such role is responsible for leading the nation's largest distributor of water, sewer, storm and fire protection products. Prior to his current role, he served as Chief Operating Officer of HD Supply Waterworks from 2008 to 2011, and President of HD Supply Lumber and Building Materials from April 2007 until its divestiture to ProBuild Holdings in 2008. Mr. LeClair joined HD Supply in 2005 as Senior Director of Operations. Prior to joining HD Supply, Mr. LeClair was a Senior

Vice President at General Electric (GE) Capital Equipment Services from 2002 to 2006, and from 1992 to 2002 held various roles at GE Appliances and Power Generation in distribution, manufacturing and sales. Mr. LeClair is a graduate of GE Power Generation's Manufacturing Management Program.

Mr. LeClair will replace Jerry R. Levine, whose tenure on AAON's Board of Directors will end immediately following the 2017 Annual Meeting. Mr. Levine has faithfully served AAON since 1999, and has provided extremely valuable service as a member of the Board of Directors since 2008. I am very pleased to report that Jerry will be retained in a consulting capacity to provide investor relations services to the company after its Annual Meeting of Stockholders on May 16, 2017.


AAON Water-Source Heat Pump Manufacturing Line

Additionally, the Board of Directors recenty promoted Mikel D. Crews to the position of Vice President of Operations. Mr. Crews has been with AAON since its founding and has served the company in numerous operational, production and inventory management roles during his nearly 30 years with the company. Mr. Crews' vast knowledge of AAON's operations will be better leveraged through this new position and having him oversee the day-to-day operations of our Tulsa facilities allows our President, Gary Fields, and myself to focus on the Company's long-term strategic goals.

SALES REPRESENTATIVES' PERFORMANCE

Our manufacturer's representative network is comprised of approximately 76 independent representative organizations which operate 115 offices in all 50 states, Canada and one international office.

In 2014 we revised our regional sales managerial structure which allowed for closer interaction between internal regional managers and the outside representatives and their customers. This restructuring has proven to be quite successful and we continue our policy of replacing underperforming sales offices. During the past year our independent sales representative network contributed over 90% of total sales.

The new WSHP product line should significantly augment the representatives' sales efforts by opening new markets to AAON products. Furthermore, once completed in 2018, our new laboratory will have a witness test area which will allow customers the opportunity to view product testing. This should greatly aid the representatives' sales and marketing efforts. Our independent sales representatives have been a significant contributor to the growth we've experienced to date, and we continue working to ensure they are well-positioned to contribute to our future growth.

OUR EMPLOYEES

AAON strives to be the employer of choice by building a culture of mutual trust, promotion of the entrepreneurial spirit and the recognition of talent and hard work. AAON attracts and retains a talented workforce using a mixture of compensation components, including base salary, incentive pay, whether in the form of cash or non-cash awards, and employee benefits. We provide a non-discriminatory and competitive total compensation package that rewards employees who drive for results, commit to continual improvement, save for the future, take care of their health, and are interested in the long-term well-being of AAON.

During the past year, AAON continued expanding the use of equity as a component of compensation for all employees. AAON believes that, by doing so, it will align the goals of the employees with the goals of the stockholders. This will incentivize employees to help AAON grow and succeed in the market because they will see a direct connection to their own personal wealth. AAON employees have long understood the concept of succeeding through the company's growth as a result of the AAON discretionary quarterly profit-sharing program, which distributes 10% of AAON's pre-tax profits equally to nearly all personnel.

AAON is proud of the broad cultural diversity of its employee base. Over 64% of the AAON employee population is comprised of minorities and over 26% are female. At both of our facilities, AAON employs people from over 30 countries worldwide. All employees are provided with equal opportunities to grow and succeed without regard to gender, race, ethnicity, national origin, citizenship, disability, age, veteran status or any other classification protected by law.

We value the success of our employees which is evidenced by our generous tuition reimbursement program, whereby we encourage employees to explore learning opportunities. We also provide in-house training and have taken large strides to educate our employees by implementing an on-line training program for employees that allows them to identify training needs and meet those needs as quickly and easily as possible. Based upon the favorable responses and feedback we received from the 2016 Employee Engagement Survey, which demonstrates that the majority of our employees are "engaged" or "highly engaged" in their jobs at AAON, we believe our efforts have been fruitful.

We use a performance matrix that is designed to award employees based upon their performance and impact to AAON. Employees are also evaluated based upon their adherence to the AAON core values of: integrity; mutual trust and respect; quality; empowerment; and innovation. Through our talent development efforts, we are grooming the next generation of AAON leadership.

OUTLOOK

We will continue to pursue our future growth by remaining fully committed to increasing our capital expenditures and research and development efforts as well as expanding our recruitment of skilled personnel.

Our h i s to ry o f sa le s and ea rn ings g rowth has been exce l l en t and t he con t i nued suppo r t and coope ra t i on o f ou r cu s tomer s , s a l e s representatives and stockholders, coupled with the total commitment of our employees, all of whose names appear at the end of this report, will allow us to sustain and accelerate our growth well into the future. We are truly honored to have you with us as we continue investing in our future! Sincerely, Norman H. Asbjornson Chief Executive Officer and Founder March 20, 2017

Company Timeline

1988

August
AAON, an Oklahoma corporation, was founded.

September
Purchase of John Zink Air Conditioning Division.

1989

Spring
AAON purchased, renovated and moved into a 184,000 square foot plant in Tulsa, Oklahoma.

Introduced a new product line of rooftop heating and air conditioning units 2-140 tons.

Summer
Became a publicly traded company with the reverse acquisition of Diamond Head Resources (now "AAON, Inc.), a Nevada corporation.

1990

December
Listed on NASDAQ Small Cap - Symbol "AAON".

1991

December
Formed AAON Coil Products, a Texas Corporation, as a subsidiary to AAON, Inc. (Nevada) and purchase coil making assets of Coil Plus.

1996

December
Purchased 40 acres with 457,000 square foot plant and 22,000 square foot office space located across from Tulsa facility.

1997

April
AAON received U.S. patent for Blower Housing assembly.

1998

October
U.S. patent granted to AAON for air conditioner with energy recovery heat wheel.

November
AAON yearly shipments exceed $100 million.

Received U.S. patent for Dimple Heat Exchanger Tube.

1999

Spring
Completed Tulsa, Oklahoma and Longview, Texas plant additions yielding a total exceeding one million square feet.

1992

Spring
AAON Coil Products purchased, renovated and moved into a 110,000 square foot plant in Longview, Texas.

September
One-for-four reverse stock split. Retired $1,927,000 of subordinated debt.

1993

November
Listed on the NASDAQ National Market System.

1994

January
Introduced a desiccant heat recovery wheel option available on all AAON rooftop units.

March
Purchased property with 26,000 square foot building adjact to AAON Coil Products plant in Longview, Texas.

Issued a 10% stock dividend.

1995

September
Completed expansion of the Tulsa facility to 332,000 square feet.

2000

2001

July
AAON added as a member of the Russell 2000® Index

Fall
Expanded rooftop product line to 230 tons.

Introduced evaporative-cooled condensing energy savings feature

September
3-for-2 stock split

October
AAON listed in Forbes' 200 Best Small Companies

2002

June
3-for-2 stock split

Fall
Industry introduction of the modular air handler and chiller products.

October
AAON listed in Forbes' Magazine's "Hot Shots 200 Up & Comers."

AAON listed in Forbes' 200 Best Small Companies.

2003

May
Purchased the assets of Air Wise, of Mississauga, Ontario, Canada.

July
Started production of polyurethane foam-filled double-wall construction panels for rooftop and chiller products using newly purchased manufacturing equipment.

October
AAON listed in Forbes' 200 Best Small Companies.

2004

April
AAON received U.S. Patent for the De-Superheater for Evaporative-Cooled Conditioning

September
AAON received U.S. Patent for DPAC.

November
Introduction of light commercial/residential product lines.

2005

August
AAON received U.S. Patent for Plenum Fan Banding.

2006

April
AAON introduced factory engineered and assembled packaged mechanical room, which includes a boiler and all piping and pumping accessories.

June
Initiation of a semi-annual cash dividend for AAON shareholders.

2007

March
Modular Air Handler products extended to 50,000 cfm.

August
3-for-2 stock split.

October
AAON Listed in Forbes' 200 Best Small Companies.

December
AAON rings closing bell at NASDAQ.

2012

Spring
Industry introduction of light commercial geothermal heat pump self-contained unit product line.

July
AAON SB Series Self-Contained Unit Wins ACHR News Dealer Design Award - Gold

September
Consulting-Specifying Engineer magazine awarded RN Series E-Cabinet Product of the Year - Bronze.

December
AAON yearly shipments exceed $300 million.

2013

May
Opening of AAON Parts & Supply Store.

3-for-2 stock split

AAON increases dividend payment by 25%

September
25th Anniversary

Consulting-Specifying Engineer magazine awarded SB Series Product of the Year - Bronze.

AAON rings opening bell at NASDAQ.

December
AAON named top Tulsa area stock value.

2014

June
3-for-2 stock split

July
AAON LN Series Chiller wins ACHR New Dealer Design Award - Bronze

September
AAON donates $3 Million to A Gathering Place for Tulsa.

2015

May
AAON increases dividend payment by 20%

June
AAON receives Gold Dealer Design Award in the Ventilation category.

September
AAON Low Leakage Dampers voted "Product of the Year" by Consulting-Specifying Engineer magazine.

Company Timeline

2008

October

AAON rings opening bell at NASDAQ.

AAON voted "Most Valuable Product" and "Product of the Year" by Consulting-Specifying Engineer Magazine.

AAON listed in Forbes' 200 Best Small Companies.

2009

Summer

AAON increased dividend payment by 13%.

AAON named to the Fortune 40 : Best Stocks to Retire On.

National Society of Professional Engineers Award AAON 2009 Product of the Year.

Fall

AAON products received Dealer Design Awards from ACHR News.

AAON added to Standard & Poor's Small Cap 600 Index.

AAON listed in Forbes' 200 Best Small Companies.

2010

July

AAON RQ Series win ACHR News Dealer Design award.

October

AAON RN Series rooftop unit named 2010 Product of the Year - Silver by Consulting-Specifying Engineer Magazine.

AAON LC Series Chiller product named 2010 Product of the Year - Bronze by Consulting-Specifying Engineer Magazine.

AAON Listed in Forbes' 200 Best Small Companies

2011

Summer

National Society of Professional Engineers awarded RQ Series High Efficiency Rootop Unit " - Product of the Year."

3-for-2 stock split.

AAON Geothermal RQ Series wins Silver in ACHR News Dealer Design Competition. Single Zone VAV rooftop units win Honorable Mention in ACHR News Dealer Deisgn Competition.

October

AAON Geothermal RQ Series product named 2011 Product of the Year - Silver by Consulting-Specifying Engineer magazine.

2016

January

AAON received U.S. Patent for the Low Leakage Dampers

February

AAON Breaks Ground on New Engineering R&D Lab

July

AAON LZ Series Packaged Outdoor Mechanical Room wins ACHR News Dealer Design Award- Gold

September

Consulting-Specifying Engineer magazine awarded LZ Series Outdoor Mechanical Room Product of the Year - Gold, Chiller category.

Consulting-Specifying Engineer magazine awarded RN Series Horizontal Configuration Rooftop Unit Product of the Year - Gold, HVAC/R category.

November

AAON increases dividend payment by 18%

- Norm Asbjornson, CEO We believe our new, highly innovative water-source heat pump product line will be very well received in the marketplace and will enable AAON to garner a sizeable portion of the total water-source heat pump market over the next several years.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016 or [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________________ to _____________________________ Commission file number: 0-18953 AAON, INC. (Exact name of registrant as specified in its charter) Nevada 87-0448736 (State or other jurisdiction (IRS Employer of incorporation or organization) Identification No.) 2425 South Yukon, Tulsa, Oklahoma 74107 (Address of principal executive offices) (Zip Code) Registrant's telephone number, including area code: (918) 583-2266 Securities registered pursuant to Section 12(b) of the Act: None Securities registered pursuant to Section 12(g) of the Act: Common Stock, par value $.004 (Title of Class) Rights to Purchase Series A Preferred Stock (Title of Class) Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. [ ] Yes [X] No Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. [ ] Yes [X] No Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [X] Yes [ ] No Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). [X] Yes [ ] No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ] Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [ ] Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Act.) [ ] Yes [X] No The aggregate market value of the common equity held by non-affiliates computed by reference to the closing price of registrant’s common stock on the last business day of registrant’s most recently completed second quarter June 30, 2016 was $1,093.9 million. As of February 16, 2017, registrant had outstanding a total of 52,641,334 shares of its $.004 par value Common Stock. DOCUMENTS INCORPORATED BY REFERENCE Portions of registrant's definitive Proxy Statement to be filed in connection with the Annual Meeting of Stockholders to be held May 16, 2017, are incorporated into Part III.

TABLE OF CONTENTS Item Number and Caption Page Number PART I 1. Business. 1A. Risk Factors. 1B. Unresolved Staff Comments. 2. Properties. 3. Legal Proceedings. 4. Mine Safety Disclosure. PART II 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. 6. Selected Financial Data. 7. Management's Discussion and Analysis of Financial Condition and Results of Operations. 7A. Quantitative and Qualitative Disclosures About Market Risk. 8. Financial Statements and Supplementary Data. 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure. 9A. Controls and Procedures. 9B. Other Information. PART III 10. Directors, Executive Officers and Corporate Governance. 11. Executive Compensation. 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. 13. Certain Relationships and Related Transactions, and Director Independence. 14. Principal Accountant Fees and Services. PART IV 15. Exhibits and Financial Statement Schedules. 1 5 8 8 8 8 8 11 12 21 22 43 43 46 46 46 46 46 46 47

1 Forward-Looking Statements This Annual Report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “should”, “will”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligations to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Important factors that could cause results to differ materially from those in the forward-looking statements include (1) the timing and extent of changes in raw material and component prices, (2) the effects of fluctuations in the commercial/industrial new construction market, (3) the timing and extent of changes in interest rates, as well as other competitive factors during the year, and (4) general economic, market or business conditions. PART I Item 1. Business. General Development and Description of Business AAON, Inc., a Nevada corporation, ("AAON Nevada") was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation, and AAON Coil Products, Inc., a Texas corporation. Unless the context otherwise requires, references in this Annual Report to “AAON,” the “Company”, “we”, “us”, “our”, or “ours” refer to AAON Nevada and our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. Products and Markets Our products serve the commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market. Foreign sales accounted for approximately $14.7 million, $14.6 million and $19.9 million of our sales in 2016, 2015 and 2014, respectively. Our rooftop and condensing unit markets primarily consist of units installed on commercial or industrial structures of generally less than ten stories in height. Our air handling units, self-contained units, geothermal/water-source heat pumps, chillers, packaged outdoor mechanical rooms and coils are applicable to all sizes of commercial and industrial buildings. The size of these markets is determined primarily by the number of commercial and industrial building completions. The replacement market consists of products installed to replace existing units/components that are worn or damaged. Currently, slightly over half of the industry's market consists of replacement units. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. Based on our 2016 sales of $384.0 million, we estimate that we have approximately a 12-13% share of the greater than five ton rooftop market and a 2-3% share of the less than five ton market. Approximately 55% of our sales were generated from the renovation and replacement markets and 45% from new construction. The percentage of sales for new construction vs. replacement to particular customers is related to the customer’s stage of development.

2 We purchase certain components, fabricate sheet metal and tubing and then assemble and test the finished products. Our primary finished products consist of a single unit system containing heating and cooling in a self-contained cabinet, referred to in the industry as "unitary products”. Our other finished products are chillers, packaged outdoor mechanical rooms, coils, air handling units, condensing units, makeup air units, energy recovery units, rooftop units and geothermal/ water-source heat pumps. We offer three groups of rooftop units: the RQ Series, consisting of eight cooling sizes ranging from two to ten tons; the RN Series, offered in 28 cooling sizes ranging from six to 140 tons; and the RL Series, which is offered in 21 cooling sizes ranging from 45 to 240 tons. We also offer the SA, SB and M2 Series as indoor packaged, water-cooled or geothermal/water-source heat pump self- contained units with cooling capacities of three to 70 tons. Our small packaged geothermal/water-source heat pump units consist of the WH Series horizontal configuration and WV Series vertical configuration, both from one-half to five tons. We manufacture a LF Series chiller, air-cooled, a LN Series chiller, air-cooled, and a LZ Series chiller and packaged outdoor mechanical room, which are available in both air-cooled condensing and evaporative-cooled configurations, covering a range of four to 540 tons. BL Series boiler outdoor mechanical rooms are also available with 400-6,000 MBH heating capacity. FZ Series fluid cooler outdoor mechanical rooms are also available with a range of 50 to 450 tons. We offer four groups of condensing units: the CB Series, two to five tons; the CF Series, two to 70 tons; the CN Series, 55 to 140 tons; and the CL Series, 45 to 230 tons. Our air handling units consist of the indoor F1, H3 and V3 Series and the modular M2 and M3 Series, as well as air handling unit configurations of the RQ, RN, RL and SA Series units. Our energy recovery option applicable to our RQ, RN, RL and SB units, as well as our V3, M2 and M3 Series air handling units, respond to the U.S. Clean Air Act mandate to increase fresh air in commercial structures. Our products are designed to compete on the higher quality end of standardized products. Performance characteristics of our products range in cooling capacity from one-half to 540 tons and in heating capacity from 69,000 to 9,000,000 BTUs. All of our products meet the Department of Energy's (“DOE”) minimum efficiency standards, which define the maximum amount of energy to be used in producing a given amount of cooling. Many of our units far exceed these minimum standards and are among the highest efficiency units currently available. A typical commercial building installation requires one ton of air conditioning for every 300-400 square feet or, for a 100,000 square foot building, 250 tons of air conditioning, which can involve multiple units. Major Customers One customer, Texas AirSystems, accounted for 10% or more of our sales during 2016 and 2015. No customer accounted for 10% or more of our sales during 2014. Sources and Availability of Raw Materials The most important materials we purchase are steel, copper and aluminum, which are obtained from domestic suppliers. We also purchase from other domestic manufacturers certain components, including compressors, electric motors and electrical controls used in our products. We attempt to obtain the lowest possible cost in our purchases of raw materials and components, consistent with meeting specified quality standards. We are not dependent upon any one source for raw materials or the major components of our manufactured products. By having multiple suppliers, we believe that we will have adequate sources of supplies to meet our manufacturing requirements for the foreseeable future.

3 Sourcing of raw materials may be impacted in the future by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") that contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals", originating from the Democratic Republic of Congo and adjoining countries. As companies begin implementing the requirements adopted by the Securities and Exchange Commission ("SEC") in response to the provisions in the Dodd-Frank Act, availability of materials that contain conflict minerals may be affected. We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. Representatives We employ a sales staff of 31 individuals and utilize approximately 65 independent manufacturer representatives' organizations (“Representatives”) having 104 offices to market our products in the United States and Canada. We also have one international sales organization, which utilizes 12 distributors in other countries. Sales are made directly to the contractor or end user, with shipments being made from our Tulsa, Oklahoma, and Longview, Texas, plants to the job site. Our products and sales strategy focuses on niche markets. The targeted markets for our equipment are customers seeking products of better quality than offered, and/or options not offered, by standardized manufacturers. To support and service our customers and the ultimate consumer, we provide parts availability through our sales offices. We also have factory service organizations at each of our plants. Additionally, a number of the Representatives we utilize have their own service organizations, which, in connection with us, provide the necessary warranty work and/ or normal service to customers. Warranties Our product warranty policy is: the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years for compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and ten years on gas-fired heat exchangers in RL products (if applicable). Our warranty policy for the RQ series covers parts for two years from date of unit shipment and labor for one year from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture. The Company also sells extended warranties on parts for various lengths of time ranging from six months to ten years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Research and Development Our products are engineered for performance, flexibility and serviceability. This has become a critical factor in competing in the heating, ventilation and air conditioning (“HVAC”) equipment industry. We must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of our major product lines. All of our Research and Development ("R&D") activities are self-sponsored, rather than customer-sponsored. R&D activities have involved the RQ, RN and RL (rooftop units), F1, H3, V3, M2 and M3 (air handling units), LF, LN and LZ (chillers), CB, CF and CN (condensing units), SA and SB (self-contained units), WH and WV (water-source heat pumps), FZ (fluid coolers) and BL (boilers), as well as component evaluation and refinement, development of control systems and new product development. We incurred research and development expenses of approximately $12.0 million, $7.5 million and $6.3 million in 2016, 2015 and 2014, respectively.

4 Backlog Our backlog as of February 1, 2017 was approximately $53.5 million compared to approximately $52.3 million as of February 1, 2016. The current backlog consists of orders considered by management to be firm and generally are filled on average within approximately 60 to 90 days after an order is deemed to become firm; however, the orders are subject to cancellation by the customers. Working Capital Practices Working capital practices in the industry center on inventories and accounts receivable. Our management regularly reviews our working capital with a view of maintaining the lowest level consistent with requirements of anticipated levels of operation. Our greatest needs arise during the months of July - November, the peak season for inventory (primarily purchased material) and accounts receivable. Our working capital requirements are generally met by cash flow from operations and a bank revolving credit facility, which currently permits borrowings up to $30 million and had a zero balance at December 31, 2016. We believe that we will have sufficient funds available to meet our working capital needs for the foreseeable future. Seasonality Sales of our products are moderately seasonal with the peak period being July - November of each year due to timing of construction projects being directly related to warmer weather. Competition In the standardized market, we compete primarily with Lennox International, Inc., Trane (Ingersoll Rand Limited), York (Johnson Controls Inc.) and Carrier (United Technologies Corporation). All of these competitors are substantially larger and have greater resources than we do. Our products compete on the basis of total value, quality, function, serviceability, efficiency, availability of product, product line recognition and acceptability of sales outlet. However, in new construction where the contractor is the purchasing decision maker, we are often at a competitive disadvantage because of the emphasis placed on initial cost. In the replacement market and other owner-controlled purchases, we have a better chance of getting the business since quality and long-term cost are generally taken into account. Employees As of February 12, 2017, we employed 1,619 permanent employees. Our employees are not represented by unions. Management considers its relations with our employees to be good. Patents, Trademarks, Licenses and Concessions We do not consider any patents, trademarks, licenses or concessions to be material to our business operations, other than patents issued regarding our energy recovery wheel option, blower, gas-fired heat exchanger, evaporative-cooled condenser de-superheater and low leakage damper which have terms of 20 years with expiration dates ranging from 2016 to 2033. Environmental Matters Laws concerning the environment that affect or could affect our operations include, among others, the Clean Water Act, the Clean Air Act, the Resource Conservation and Recovery Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, regulations promulgated under these Acts, and any other federal, state or local laws or regulations governing environmental matters. We believe that we are in compliance with these laws and that future compliance will not materially affect our earnings or competitive position. Available Information Our Internet website address is http://www.aaon.com. Our annual reports on Form 10-K, quarterly reports on Form 10- Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, will be available free of charge through our Internet website as

5 soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not a part of, or incorporated by reference into, this annual report on Form 10-K. Copies of any materials we file with the SEC can also be obtained free of charge through the SEC’s website at http:// www.sec.gov, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or by calling the SEC at 1-800-732-0330. Item 1A. Risk Factors. The following risks and uncertainties may affect our performance and results of operations. The discussion below contains "forward-looking statements" as outlined in the Forward-Looking Statements section above. Our ability to mitigate risks may cause our future results to materially differ from what we currently anticipate. Additionally, the ability of our competitors to react to material risks will affect our future results. Our business can be hurt by economic conditions. Our business is affected by a number of economic factors, including the level of economic activity in the markets in which we operate. Sales in the commercial and industrial new construction markets correlate to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control. In the HVAC business, a decline in economic activity as a result of these cyclical or other factors typically results in a decline in new construction and replacement purchases which could impact our sales volume and profitability. We may be adversely affected by problems in the availability, or increases in the prices, of raw materials and components. Problems in the availability, or increases in the prices, of raw materials or components could depress our sales or increase the costs of our products. We are dependent upon components purchased from third parties, as well as raw materials such as steel, copper and aluminum. Occasionally, we enter into cancellable and non-cancellable contracts on terms from six to 18 months for raw materials and components at fixed prices. However, if a key supplier is unable or unwilling to meet our supply requirements, we could experience supply interruptions or cost increases, either of which could have an adverse effect on our gross profit. We risk having losses resulting from the use of non-cancellable fixed price contracts. Historically, we have attempted to limit the impact of price fluctuations on commodities by entering into non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. These fixed price contracts are not accounted for using hedge accounting since they meet the normal purchases and sales exemption. We may not be able to successfully develop and market new products. Our future success will depend upon our continued investment in research and new product development and our ability to continue to achieve new technological advances in the HVAC industry. Our inability to continue to successfully develop and market new products or our inability to implement technological advances on a pace consistent with that of our competitors could lead to a material adverse effect on our business and results of operations. We may incur material costs as a result of warranty and product liability claims that would negatively affect our profitability. The development, manufacture, sale and use of our products involve a risk of warranty and product liability claims. Our product liability insurance policies have limits that, if exceeded, may result in material costs that would have an adverse effect on our future profitability. In addition, warranty claims are not covered by our product liability insurance and there may be types of product liability claims that are also not covered by our product liability insurance.

6 We may not be able to compete favorably in the highly competitive HVAC business. Competition in our various markets could cause us to reduce our prices or lose market share, which could have an adverse effect on our future financial results. Substantially all of the markets in which we participate are highly competitive. The most significant competitive factors we face are product reliability, product performance, service and price, with the relative importance of these factors varying among our product line. Other factors that affect competition in the HVAC market include the development and application of new technologies and an increasing emphasis on the development of more efficient HVAC products. Moreover, new product introductions are an important factor in the market categories in which our products compete. Several of our competitors have greater financial and other resources than we have, allowing them to invest in more extensive research and development. We may not be able to compete successfully against current and future competition and current and future competitive pressures faced by us may materially adversely affect our business and results of operations. The loss of Norman H. Asbjornson could impair the growth of our business. Norman H. Asbjornson, our founder, has served as our Chief Executive Officer from inception to date and President from inception to November 2016. He has provided the leadership and vision for our strategy and growth. Although important responsibilities and functions have been delegated to other highly experienced and capable management personnel, and our products are technologically advanced and well positioned for sales well into the future, the death, disability or retirement of Mr. Asbjornson could impair the growth of our business. We do not have an employment agreement with Mr. Asbjornson. The Board of Directors attempts to manage this risk by continually engaging in succession planning concerning Mr. Asbjornson (as well as other key management personnel), as demonstrated by the Board's appointment of Gary D. Fields as President of AAON in November 2016. Our business is subject to the risks of interruptions by cybersecurity attacks. We depend upon information technology infrastructure, including network, hardware and software systems to conduct our business. Despite our implementation of network and other cybersecurity measures, our information technology system and networks could be disrupted or experience a security breach from computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Our security measures may not be adequate to protect against highly targeted sophisticated cyber-attacks, or other improper disclosures of confidential and/or sensitive information. Additionally, we may have access to confidential or other sensitive information of our customers, which, despite our efforts to protect, may be vulnerable to security breaches, theft, or other improper disclosure. Any cyber- related attack or other improper disclosure of confidential information could have a material adverse effect on our business, as well as other negative consequences, including significant damage to our reputation, litigation, regulatory actions and increased cost. Exposure to environmental liabilities could adversely affect our results of operations. Our future profitability could be adversely affected by current or future environmental laws. We are subject to extensive and changing federal, state and local laws and regulations designed to protect the environment in the United States and in other parts of the world. These laws and regulations could impose liability for remediation costs and result in civil or criminal penalties in case of non-compliance. Compliance with environmental laws increases our costs of doing business. Because these laws are subject to frequent change, we are unable to predict the future costs resulting from environmental compliance. We are subject to potentially extreme governmental regulations. We always face the possibility of new governmental regulations which could have a substantial or even extreme negative effect on our operations and profitability. Negotiations during the summer of 2013 mitigated some of the negative effects of the Department of Energy Final Rule, Regulatory Identification No. 1904-AC23, published on March 7, 2011. However, certain additional testing and listing requirements are still in place and scheduled to be phased in.

7 Several other intrusive component part governmental regulations are in process. If these proposals become final rules, the effect would be the regulation of compressors and fans in products for which the Department of Energy does not have current authority. This could affect equipment we currently manufacture and could have an impact on our product design, operations and profitability. The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as "conflict minerals", originating from the Democratic Republic of Congo and adjoining countries. As a result, in August 2012, the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals in their products. Accordingly, we began our reasonable country of origin inquiries in fiscal year 2013, with initial disclosure requirements beginning in May 2014. There are costs associated with complying with these disclosure requirements, including for due diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering “conflict free” conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement. We are subject to adverse changes in tax laws. Our tax expense or benefits could be adversely affected by changes in tax provisions, unfavorable findings in tax examinations or differing interpretations by tax authorities. We are unable to estimate the impact that current and future tax proposals and tax laws could have on our results of operations. We are currently subject to state and local tax examinations for which we do not expect any major assessments. We are subject to international regulations that could adversely affect our business and results of operations. Due to our use of representatives in foreign markets, we are subject to many laws governing international relations, including those that prohibit improper payments to government officials and commercial customers, and restrict where we can do business, what information or products we can supply to certain countries and what information we can provide to a non-U.S. government, including but not limited to the Foreign Corrupt Practices Act, U.K. Bribery Act and the U.S. Export Administration Act. Violations of these laws, which are complex, may result in criminal penalties or sanctions that could have a material adverse effect on our business, financial condition and results of operations. Operations may be affected by natural disasters, especially since most of our operations are performed at a single location. Natural disasters such as tornadoes and ice storms, as well as accidents, acts of terror, infection and other factors beyond our control could adversely affect our operations. Especially, as our facilities are in areas where tornadoes are likely to occur, and the majority of our operations are at our Tulsa facilities, the effects of natural disasters and other events could damage our facilities and equipment and force a temporary halt to manufacturing and other operations, and such events could consequently cause severe damage to our business. We maintain insurance against these sorts of events; however, this is not guaranteed to cover all the losses and damages incurred. If we are unable to hire, develop or retain employees, it could have an adverse effect on our business. We compete to hire new employees and then seek to train them to develop their skills. We may not be able to successfully recruit, develop and retain the personnel we need. Unplanned turnover or failure to hire and retain a diverse, skilled workforce, could increase our operating costs and adversely affect our results of operations. Variability in self-insurance liability estimates could impact our results of operations. We self-insure for employee health insurance and workers’ compensation insurance coverage up to a predetermined level, beyond which we maintain stop-loss insurance from a third-party insurer for claims over $200,000 and $750,000 for employee health insurance claims and workers' compensation insurance claims, respectively. Our aggregate exposure varies from year to year based upon the number of participants in our insurance plans. We estimate our self-insurance liabilities using an analysis provided by our claims administrator and our historical claims experience. Our accruals

8 for insurance reserves reflect these estimates and other management judgments, which are subject to a high degree of variability. If the number or severity of claims for which we self-insure increases, it could cause a material and adverse change to our reserves for self-insurance liabilities, as well as to our earnings. Item 1B. Unresolved Staff Comments. None. Item 2. Properties. As of December 31, 2016, we own all of our facilities, consisting of approximately 1.55 million square feet of space for office, manufacturing, warehouse, assembly operations and parts sales in Tulsa, Oklahoma, and Longview, Texas. We believe that our facilities are well maintained and are in good condition and suitable for the conduct of our business. Our plant and office facilities in Tulsa, Oklahoma, consist of a 342,000 sq. ft. building (327,000 sq. ft. of manufacturing/ warehouse space and 15,000 sq. ft. of office space) located on a 12-acre tract of land at 2425 South Yukon Avenue, and a 940,000 sq. ft. manufacturing/warehouse building and a 70,000 sq. ft. office building located on an approximately 78-acre tract of land across the street from the original facility (2440 South Yukon Avenue) (the "Tulsa facilities"). Our manufacturing area is in heavy industrial type buildings, with some coverage by overhead cranes, containing manufacturing equipment designed for sheet metal fabrication and metal stamping. The manufacturing equipment contained in the facilities consists primarily of automated sheet metal fabrication equipment, supplemented by presses. Assembly lines consist of six cart-type conveyor lines and one roller-type conveyor line with variable line speed adjustment, which are motor driven. Subassembly areas and production line manning are based upon line speed. In February 2016, we broke ground on a new engineering research and development laboratory at the Tulsa manufacturing facility. The three-story 75,000 square foot facility will be both an acoustical and a performance measuring laboratory. The new facility will consist of seven psychrometric chambers allowing AAON to meet and maintain industry certifications. Our operations in Longview, Texas, are conducted in a plant/office building at 203-207 Gum Springs Road, containing 263,000 sq. ft. on 33.0 acres. The manufacturing area (approximately 256,000 sq. ft.) is located in three 120-foot wide sheet metal buildings connected by an adjoining structure. The remaining 7,000 square feet are utilized as office space. The facility is built for light industrial manufacturing. Item 3. Legal Proceedings. We are not a party to any pending legal proceeding which management believes is likely to result in a material liability and no such action has been threatened against us, or, to the best of our knowledge, is contemplated. Item 4. Mine Safety Disclosure. Not applicable. PART II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. Our common stock is quoted on the NASDAQ Global Select Market under the symbol "AAON". The table below summarizes the intraday high and low reported sale prices for our common stock for the past two fiscal years. As of the close of business on February 16, 2017, there were 1,115 holders of record of our common stock.

9 Quarter Ended High Low March 31, 2015 $24.71 $20.85 June 30, 2015 $24.95 $22.39 September 30, 2015 $23.23 $19.12 December 31, 2015 $25.15 $19.19 March 31, 2016 $28.02 $19.49 June 30, 2016 $28.27 $25.65 September 30, 2016 $29.04 $25.75 December 31, 2016 $33.90 $27.55 Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 2, 2014 June 12, 2014 July 1, 2014 $0.09 November 4, 2014 December 2, 2014 December 23, 2014 $0.09 May 19, 2015 June 12, 2015 July 1, 2015 $0.11 October 29, 2015 December 2, 2015 December 23, 2015 $0.11 May 24, 2016 June 10, 2016 July 1, 2016 $0.11 November 9, 2016 December 2, 2016 December 23, 2016 $0.13 Additionally, on June 5, 2014, we declared a three-for-two stock split of the Company's common stock to be paid in the form of a stock dividend on July 16, 2014. Stockholders of record at the close of business on June 27, 2014 received one additional share for every two shares they held as of that date. The following is a summary of our share-based compensation plans as of December 31, 2016: EQUITY COMPENSATION PLAN INFORMATION Plan category (a) Number of securities to be issued upon exercise of outstanding options, warrants and rights (b) Weighted-average exercise price of outstanding options, warrants and rights (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) The 2007 Long- Term Incentive Plan 410,236 $ 10.57 — The 2016 Long- Term Incentive Plan — $ — 3,393,534

10 Repurchases during the fourth quarter of 2016 were as follows: ISSUER PURCHASES OF EQUITY SECURITIES (a) Total Number of Shares (or Units (b) Average Price Paid (Per Share (c) Total Number of Shares (or Units) Purchased as part of Publicly Announced (d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that may yet be Purchased under the Period Purchased) or Unit) Plans or Programs Plans or Programs October 2016 34,455 $ 29.61 34,455 — November 2016 81,225 30.80 81,225 — December 2016 45,234 32.87 45,234 — Total 160,914 $ 31.13 160,914 — Comparative Stock Performance Graph The following performance graph compares our cumulative total shareholder return, the NASDAQ Composite and a peer group of U.S. industrial manufacturing companies in the air conditioning, ventilation, and heating exchange equipment markets from December 31, 2011 through December 31, 2016. The graph assumes that $100 was invested at the close of trading December 31, 2011, with reinvestment of dividends. Our peer group includes Lennox International, Inc., Ingersoll Rand Limited, Johnson Controls Inc., and United Technologies Corporation. This table is not intended to forecast future performance of our Common Stock. This stock performance Graph is not deemed to be “soliciting material” or otherwise be considered to be “filed” with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (Exchange Act) or to the liabilities of Section 18 of the Exchange Act, and should not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such a filing.

Item 6. Selected Financial Data.

The following selected financial data should be read in conjunction with our Consolidated Financial Statements and Notes thereto included under Item 8 of this report and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Item 7.

	Years Ended December 31,				
Results of Operations:	2016	2015	2014	2013	2012
	(in thousands, except per share data)				
Net sales	$ 383,977	$ 358,632	$ 356,322	$ 321,140	$ 303,114
Net income	$ 53,376	$ 45,728	$ 44,158	$ 37,547	$ 27,449
Earnings per share:					
Basic	$ 1.01	$ 0.85	$ 0.81	$ 0.68	$ 0.50
Diluted	$ 1.00	$ 0.84	$ 0.80	$ 0.68	$ 0.49
Cash dividends declared per common share:	$ 0.24	$ 0.22	$ 0.18	$ 0.13	$ 0.16 (1)

(1) Includes special dividend of $0.05 per common share paid on December 24, 2012.

	December 31,				
Financial Position at End of Fiscal Year:	2016	2015	2014	2013	2012
	(in thousands)				
Working capital	$ 101,939	$ 80,800	$ 82,227	$ 72,515	$ 47,428
Total assets	256,530	232,854	226,974	210,665	189,000
Long-term and current debt	—	—	—	—	—
Total stockholders' equity	205,898	178,918	174,059	164,106	138,136

Use of Non-GAAP Financial Measure

To supplement the Company's consolidated financial statements presented in accordance with generally accepted accounting principles ("GAAP"), an additional non-GAAP financial measure is provided and reconciled in the following table. The Company believes that this non-GAAP financial measure, when considered together with the GAAP financial measures, provides information that is useful to investors in understanding period-over-period operating results. The Company believes that this non-GAAP financial measure enhances the ability of investors to analyze the Company's business trends and operating performance.

EBITDAX

EBITDAX (as defined below) is presented herein and reconciled from the GAAP measure of net income because of its wide acceptance by the investment community as a financial indicator of a company's ability to internally fund operations.

The Company defines EBITDAX as net income, plus (1) depreciation, (2) amortization of bond premiums, (3) share-based compensation, (4) interest (income) expense and (5) income tax expense. EBITDAX is not a measure of net income or cash flows as determined by GAAP.

The Company's EBITDAX measure provides additional information which may be used to better understand the Company's operations. EBITDAX is one of several metrics that the Company uses as a supplemental financial measurement in the evaluation of its business and should not be considered as an alternative to, or more meaningful than, net income, as an indicator of operating performance. Certain items excluded from EBITDAX are significant components in understanding and assessing a company's financial performance. EBITDAX, as used by the Company, may not be comparable to similarly titled measures reported by other companies. The Company believes that EBITDAX is a widely followed measure of operating performance and is one of many metrics used by the Company's management team, and by other users of the Company's consolidated financial statements.

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The following table provides a reconciliation of net income (GAAP) to EBITDAX (non-GAAP) for the periods indicated:

	December 31,				
	2016	2015	2014	2013	2012
			(in thousands)		
Net Income, a GAAP measure	$ 53,376	$ 45,728	$ 44,158	$ 37,547	$ 27,449
Depreciation	13,035	11,741	11,553	12,312	13,407
Amortization of bond premiums	249	266	688	790	155
Share-based compensation	4,357	2,891	2,178	1,763	1,294
Interest income	(541)	(427)	(964)	(1,011)	(197)
Income tax expense	26,615	25,611	24,088	18,747	16,868
EBITDAX, a non-GAAP measure	$ 97,091	$ 85,810	$ 81,701	$ 70,148	$ 58,976

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We engineer, manufacture, market and sell air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. These products are marketed and sold to retail, manufacturing, educational, lodging, supermarket, medical and other commercial industries. We market our products to all 50 states in the United States and certain provinces in Canada.

Our business can be affected by a number of economic factors, including the level of economic activity in the markets in which we operate. The recent uncertainty of the economy has negatively impacted the commercial and industrial new construction markets. A further decline in economic activity could result in a decrease in our sales volume and profitability. Sales in the commercial and industrial new construction markets correlate closely to the number of new homes and buildings that are built, which in turn is influenced by cyclical factors such as interest rates, inflation, consumer spending habits, employment rates and other macroeconomic factors over which we have no control.

We sell our products to property owners and contractors through a network of manufacturers' representatives and our internal sales force. The demand for our products is influenced by national and regional economic and demographic factors. The commercial and industrial new construction market is subject to cyclical fluctuations in that it is generally tied to housing starts, but has a lag factor of six to 18 months. Housing starts, in turn, are affected by such factors as interest rates, the state of the economy, population growth and the relative age of the population. When new construction is down, we emphasize the replacement market. The new construction market in 2016 continued to be unpredictable and uneven. Thus, throughout the year, we emphasized promotion of the benefits of AAON equipment to property owners in the replacement market.

The principal components of cost of goods sold are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum and are obtained from domestic suppliers. We also purchase from domestic manufacturers certain components, including compressors, motors and electrical controls.

The price levels of our raw materials fluctuate given that the market continues to be volatile and unpredictable as a result of the uncertainty related to the U.S. economy and global economy. For the year ended December 31, 2016, the prices for copper, galvanized steel and stainless steel decreased approximately 4.8%, 9.5% and 12.3%, respectively, from a year ago, while the price for aluminum remained relatively unchanged from a year ago. For the year ended December 31, 2015, the prices for copper, galvanized steel and stainless steel decreased approximately 13.0%, 10.6%, and 13.9%, respectively, from 2014, while the price for aluminum increased 1.8% from 2014.

In 2011, we began using an all aluminum microchannel condenser coil on our small rooftop unit product line, and in 2013, we began using this condenser coil in our new large rooftop product line as well. The condenser coil is the outdoor coil of a conventional air conditioning system. We expect to be using this type of condenser coil throughout the complete

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13 rooftop unit product line. This will reduce our copper tube usage in this component of the product, however, copper will remain a high volume raw material because of its use throughout the equipment. We attempt to limit the impact of price fluctuations on these materials by entering into cancellable and non-cancellable fixed price contracts with our major suppliers for periods of six to 18 months. We expect to receive delivery of raw materials from our fixed price contracts for use in our manufacturing operations. The following are highlights of our results of operations, cash flows, and financial condition: • We spent $26.6 million in capital expenditures in 2016, an increase of $5.6 million from the $21.0 million spent in 2015, primarily due to construction projects related to our new research and development lab, water- source heat pump production line, as well as other internal development projects. • We paid cash dividends of $12.7 million in 2016 compared to $11.9 million in 2015. • Our volumes continue to increase, with an approximate 12.5% increase in units sold for 2016 versus 2015. Results of Operations Units sold for years ended December 31: 2016 2015 2014 Rooftop Units 16,764 14,891 14,336 Split Systems 3,753 3,385 2,622 Outdoor Mechanical Rooms 65 57 114 Water Source Heat Pumps 316 243 251 Total Units 20,898 18,576 17,323 Year Ended December 31, 2016 vs. Year Ended December 31, 2015 Net Sales Years Ending December 31, 2016 2015 $ Change % Change (in thousands, except unit data) Net sales $ 383,977 $ 358,632 $ 25,345 7.1% Total units 20,898 18,576 2,322 12.5% Net sales increased due to an increase in our total units sold, offset by a decline in the average price per unit for both of our locations.

14 Cost of Sales Years Ending December 31, Percent of Sales 2016 2015 2016 2015 (in thousands) Cost of sales $ 265,897 $ 249,951 69.2% 69.7% Gross Profit 118,080 108,681 30.8% 30.3% The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum, which are obtained from domestic suppliers. Twelve month average raw material cost per pound as of December 31: Years Ending December 31, 2016 2015 % Change Copper $ 3.37 $ 3.54 (4.8)% Galvanized Steel $ 0.38 $ 0.42 (9.5)% Stainless Steel $ 1.14 $ 1.30 (12.3)% Aluminum $ 1.67 $ 1.67 — %

15 Selling, General and Administrative Expenses Years Ending December 31, Percent of Sales 2016 2015 2016 2015 (in thousands) Warranty $ 3,601 $ 4,317 0.9% 1.2 % Profit Sharing 8,991 8,037 2.3% 2.2 % Salaries & Benefits 11,363 11,078 3.0% 3.1 % Stock Compensation 2,914 2,082 0.8% 0.6 % Advertising 1,395 1,191 0.4% 0.3 % Depreciation 796 930 0.2% 0.3 % Insurance 1,072 1,153 0.3% 0.3 % Professional Fees 2,032 1,794 0.5% 0.5 % Donations 370 452 0.1% 0.1 % Bad Debt Expense (45) (48) — % — % Other 6,017 6,452 1.6% 1.8 % Total SG&A $ 38,506 $ 37,438 10.0% 10.4 % The increase in SG&A is primarily due to increased compensation costs due to better operating results, offset by a decrease in warranty expense as a result of continued improvements in quality control and a decrease in other expense. Income Taxes Years Ending December 31, Effective Tax Rate 2016 2015 2016 2015 (in thousands) Income tax provision $ 26,615 $ 25,611 33.3% 35.9% The Company early adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, applying the changes for excess tax benefits and tax deficiencies prospectively. As a result, excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income rather than as a component of additional paid-in capital on the statement of equity. Excess tax benefits and deficiencies are treated as discrete items to the income tax provision in the reporting period in which they occur. For the twelve months ended December 31, 2016, the Company recorded $2.1 million in excess tax benefits as an income tax benefit. Year Ended December 31, 2015 vs. Year Ended December 31, 2014 Net Sales Years Ending December 31, 2015 2014 $ Change % Change (in thousands, except unit data) Net sales $ 358,632 $ 356,322 $ 2,310 0.6% Total units 18,576 17,323 1,253 7.2% Net sales remained relatively stable while we saw an increase in our total units sold. Most of the increase in our units sold came from our Longview facility which have a lower average price per unit.

16 Cost of Sales Years Ending December 31, Percent of Sales 2015 2014 2015 2014 (in thousands) Cost of sales $ 249,951 $ 248,059 69.7% 69.6% Gross Profit 108,681 108,263 30.3% 30.4% The principal components of cost of sales are labor, raw materials, component costs, factory overhead, freight out and engineering expense. The principal high volume raw materials used in our manufacturing processes are steel, copper and aluminum, which are obtained from domestic suppliers. Twelve month average raw material cost per pound as of December 31: Years Ending December 31, 2015 2014 % Change Copper $ 3.54 $ 4.07 (13.0)% Galvanized Steel $ 0.42 $ 0.47 (10.6)% Stainless Steel $ 1.30 $ 1.51 (13.9)% Aluminum $ 1.67 $ 1.64 1.8 % Selling, General and Administrative Expenses Years Ending December 31, Percent of Sales 2015 2014 2015 2014 (in thousands) Warranty $ 4,317 $ 4,874 1.2% 1.4 % Profit Sharing 8,037 7,781 2.2% 2.2 % Salaries & Benefits 11,078 11,638 3.1% 3.3 % Stock Compensation 2,082 1,520 0.6% 0.4 % Advertising 1,191 1,015 0.3% 0.3 % Depreciation 930 878 0.3% 0.2 % Insurance 1,153 1,160 0.3% 0.3 % Professional Fees 1,794 1,986 0.5% 0.6 % Donations 452 4,202 0.1% 1.2 % Bad Debt Expense (48) (1) — % — % Other 6,452 5,509 1.8% 1.5 % Total SG&A $ 37,438 $ 40,562 10.4% 11.4 % The decrease in SG&A is primarily due to the non-recurring donations in 2014, along with a decrease in warranty expense as a result of continued improvements in quality control, offset by an increase in other expense. In 2015, other expense increased due to sales taxes to certain states.

17 Income Taxes Years Ending December 31, Effective Tax Rate 2015 2014 2015 2014 (in thousands) Income tax provision $ 25,611 $ 24,088 35.9% 35.3% Liquidity and Capital Resources Our working capital and capital expenditure requirements are generally met through net cash provided by operations and the occasional use of the revolving bank line of credit based on our current liquidity at the time. Our cash and cash equivalents increased $16.2 million from December 31, 2015 to December 31, 2016. As of December 31, 2016, we had $24.2 million in cash and cash equivalents. As of December 31, 2016, we had certificates of deposit of $5.5 million and investments held to maturity at amortized cost of $14.1 million. These certificates of deposit had maturity dates of less than two months to approximately 7 months. The investments held to maturity at amortized cost had maturity dates of less than one month to approximately 6 months. On July 25, 2016 we renewed our line of credit with BOKF, NA dba Bank of Oklahoma, formerly known as Bank of Oklahoma, N.A. ("Bank of Oklahoma"). The revolving line of credit matures on July 27, 2018. We expect to renew our line of credit in July 2018 with favorable terms. Under the line of credit, there was one standby letter of credit of $0.8 million as of December 31, 2016. At December 31, 2016 we have $29.2 million of borrowings available under the revolving credit facility. No fees are associated with the unused portion of the committed amount. As of December 31, 2016 and 2015, there were no outstanding balances under the revolving credit facility. Interest on borrowings is payable monthly at LIBOR plus 2.5%. The weighted average interest rate was 3.0% and 2.6% for the years ended December 31, 2016 and 2015, respectively. At December 31, 2016, we were in compliance with all of the covenants under the revolving credit facility. We are obligated to comply with certain financial covenants under the revolving credit facility. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2016, our tangible net worth was $205.9 million, which meets the requirement of being at or above $125.0 million. Our total liabilities to tangible net worth ratio was 0.2 to 1.0 which meets the requirement of not being above 2 to 1. The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases. Effective May 24, 2016, the Board authorized up to $25.0 million in open market repurchases and on June 2, 2016, the Company executed a repurchase agreement in accordance with the rules and regulations of the SEC allowing the Company to repurchase an aggregate amount of $25.0 million or a total of approximately 2.0 million shares from the open market. The repurchase agreement will terminate upon the aforementioned thresholds having been met, on April 15, 2017, or upon other provisions contained in the repurchase agreement by either the Company or its agent. The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee- participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. Any other repurchases from directors or employees is contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

Program	2016 Shares	2016 Total $	2016 $ per share	2015 Shares	2015 Total $	2015 $ per share	2014 Shares	2014 Total $	2014 $ per share
Open market	165,598	$ 4,440,658	$26.82	1,037,590	$ 24,999,963	$24.09	1,016,717	$ 19,998,406	$19.67
401(k)	540,501	14,875,850	27.52	512,754	11,557,598	22.54	417,172	8,246,172	19.77
Directors and employees	30,072	823,446	27.38	25,746	585,413	22.74	54,341	1,038,459	19.11
Total	736,171	$ 20,139,954	$27.36	1,576,090	$ 37,142,974	$23.57	1,488,230	$ 29,283,037	$19.68

Program	Inception to Date Shares	Total $	$ per share
Open market	3,834,819	$ 60,948,460	$15.89
401(k)	6,082,443	65,732,720	10.81
Directors and employees	1,873,632	15,663,608	8.36
Total	11,790,894	$142,344,788	$12.07

Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment.

Our recent dividends are as follows:

Declaration Date	Record Date	Payment Date	Dividend per Share
May 2, 2014	June 12, 2014	July 1, 2014	$ 0.09
November 4, 2014	December 2, 2014	December 23, 2014	$ 0.09
May 19, 2015	June 12, 2015	July 1, 2015	$ 0.11
October 29, 2015	December 2, 2015	December 23, 2015	$ 0.11
May 24, 2016	June 10, 2016	July 1, 2016	$ 0.11
November 9, 2016	December 2, 2016	December 23, 2016	$ 0.13

Additionally, on June 5, 2014, we declared a three-for-two stock split of the Company's common stock to be paid in the form of a stock dividend on July 16, 2014. Stockholders of record at the close of business on June 27, 2014 received one additional share for every two shares they held as of that date.

Based on historical performance and current expectations, we believe our cash and cash equivalents balance, the projected cash flows generated from our operations, our existing committed revolving credit facility (or comparable financing) and our expected ability to access capital markets will satisfy our working capital needs, capital expenditures and other liquidity requirements associated with our operations in 2017 and the foreseeable future.

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19 Statement of Cash Flows The table below reflects a summary of our net cash flows provided by operating activities, net cash flows used in investing activities, and net cash flows used in financing activities for the years indicated. 2016 2015 2014 (in thousands) Operating Activities Net Income $ 53,376 $ 45,728 $ 44,158 Income statement adjustments, net 18,996 16,250 12,154 Changes in assets and liabilities: Accounts receivable 7,048 (5,884) (5,007) Income tax receivable (1,537) 312 (257) Inventories (9,478) (1,059) (5,613) Prepaid expenses and other (83) 76 (305) Accounts payable 654 (5,109) 3,512 Deferred revenue 417 189 782 Accrued liabilities (5,470) 4,852 4,094 Net cash provided by operating activities 63,923 55,355 53,518 Investing Activities Capital expenditures (26,604) (20,967) (16,127) Purchases of investments (14,496) (20,863) (16,820) Maturities of investments and proceeds from called investments 24,095 18,519 26,536 Other 80 117 382 Net cash used in investing activities (16,925) (23,194) (6,029) Financing Activities (Payments) borrowings under revolving credit facility, net — — — Stock options exercised 2,063 2,795 1,318 Repurchase of stock (19,317) (36,558) (29,066) Employee taxes paid by withholding shares (823) (585) (218) Cash dividends paid to stockholders (12,676) (11,857) (9,656) Net cash used in financing activities $ (30,753) $ (46,205) $ (37,622) Cash Flows from Operating Activities Cash flows from operating activities increased primarily due to increased levels of operations generating excess cash flows. Cash Flows from Investing Activities The capital expenditure program for 2017 is estimated to be approximately $41.8 million. The increase in capital expenditures is primarily due to construction projects related to our new research and development lab, water-source heat pump production line, as well as other internal development projects. Many of these projects are subject to review and cancellation at the discretion of our CEO and Board of Directors without incurring substantial charges. The increase in capital expenditures was offset by decreased investment purchases, primarily driven by the use of maturing investment funds in our capital expenditure program. Cash Flows from Financing Activities Our buyback activity in 2016 decreased compared to prior years, due to less open market repurchases of our stock pursuant to the terms of our repurchase agreement.

20 Off-Balance Sheet Arrangements We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. Commitments and Contractual Agreements We had no material contractual purchase agreements as of December 31, 2016. Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company's business, financial position, results of operations or cash flows. Critical Accounting Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue and expenses in our consolidated financial statements and related notes. We base our estimates, assumptions and judgments on historical experience, current trends and other factors believed to be relevant at the time our consolidated financial statements are prepared. However, because future events and their effects cannot be determined with certainty, actual results could differ from our estimates and assumptions, and such differences could be material. We believe the following critical accounting policies affect our more significant estimates, assumptions and judgments used in the preparation of our consolidated financial statements. Inventory Reserves – We establish a reserve for inventories based on the change in inventory requirements due to product line changes, the feasibility of using obsolete parts for upgraded part substitutions, the required parts needed for part supply sales, replacement parts and for estimated shrinkage. Warranty – A provision is made for estimated warranty costs at the time the product is shipped and revenue is recognized. The warranty period is: the earlier of one year from the date of first use or 18 months from date of shipment for parts only; an additional four years on compressors (if applicable); 15 years on aluminized steel gas-fired heat exchangers (if applicable); 25 years on stainless steel heat exchangers (if applicable); and 10 years on gas-fired heat exchangers in RL products (if applicable). With the introduction of the RQ product line in 2010, our warranty policy for the RQ series was implemented to cover parts for two years from date of unit shipment and labor for one year from date of unit shipment. Our warranty policy for the WH and WV Series geothermal/water-source heat pumps covers parts for five years from the date of manufacture. Warranty expense is estimated based on the warranty period, historical warranty trends and associated costs, and any known identifiable warranty issue. Due to the absence of warranty history on new products, an additional provision may be made for such products. Our estimated future warranty cost is subject to adjustment from time to time depending on changes in actual warranty trends and cost experience. Should actual claim rates differ from our estimates, revisions to the estimated product warranty liability would be required. Stock Compensation – We measure and recognize compensation expense for all share-based payment awards made to our employees and directors, including stock options and restricted stock awards, based on their fair values at the time of grant. Compensation expense is recognized on a straight-line basis during the service period of the related share- based compensation award. Forfeitures are accounted for as they occur. The fair value of each option award and restricted stock award is estimated on the date of grant using the Black-Scholes-Merton option pricing model. The use of the Black-Scholes-Merton option valuation model requires the input of subjective assumptions such as: the expected volatility, the expected term of the options granted, expected dividend yield, and the risk-free rate.

21 New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, with the issuance of ASU 2015-14, the FASB amended the effective date for us to January 1, 2018. The following ASUs have been issued in 2016 along with ASU 2014-09 with the same effective dates and transition requirements: • ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides implementation guidance for Topic 606 on principal versus agent considerations. • ASU 2016-10, Identifying Performance Obligations and Licensing, which provides clarification for two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance. • ASU 2016-12, Revenue from Contracts with Customers, which further amends Topic 606. • ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which further amends Topic 606. The Company plans to adopt using the retrospective transition method. The Company has begun assessing the impact of ASU 2015-09 and believes the impact will not be material to the consolidated financial statements. We do not expect to complete our evaluation until after our first quarter of 2017. Once we adopt ASU 2014-09, we do not anticipate that our internal control framework will materially change, but rather that existing internal controls will be modified and augmented, as necessary, to consider our new revenue recognition policy effective January 1, 2018. In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which will address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The ASU becomes effective in the annual reporting period beginning after December 31, 2017, including interim reporting periods. We do not expect ASU 2016-01 will have a material effect on our consolidated financial statements and notes thereto. Item 7A. Quantitative and Qualitative Disclosures About Market Risk. Commodity Price Risk We are exposed to volatility in the prices of commodities used in some of our products and, occasionally, we use fixed price cancellable and non-cancellable contracts with our major suppliers for periods of six to 18 months to manage this exposure.

22 Item 8. Financial Statements and Supplementary Data. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS Page Report of Independent Registered Public Accounting Firm Consolidated Balance Sheets Consolidated Statements of Income Consolidated Statements of Stockholders’ Equity Consolidated Statements of Cash Flows Notes to Consolidated Financial Statements 23 24 25 26 27 28

23 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. We have audited the accompanying consolidated balance sheets of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AAON, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 11 to the consolidated financial statements, the Company adopted new accounting guidance in 2016, 2015 and 2014, related to the accounting for employee share-based payments. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2017, expressed an unqualified opinion. /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 23, 2017

24 AAON, Inc. and Subsidiaries Consolidated Balance Sheets December 31, 2016 2015 Assets (in thousands, except share and per share data) Current assets: Cash and cash equivalents $ 24,153 $ 7,908 Certificates of deposit 5,512 10,080 Investments held to maturity at amortized cost 14,083 12,444 Accounts receivable, net 43,001 50,024 Income tax receivable 6,239 4,702 Note receivable 25 23 Inventories, net 47,352 38,499 Prepaid expenses and other 616 533 Total current assets 140,981 124,213 Property, plant and equipment: Land 2,233 2,233 Buildings 78,806 68,806 Machinery and equipment 158,216 143,100 Furniture and fixtures 12,783 11,270 Total property, plant and equipment 252,038 225,409 Less: Accumulated depreciation 137,146 124,348 Property, plant and equipment, net 114,892 101,061 Certificates of deposit — 1,880 Investments held to maturity at amortized cost — 5,039 Note receivable, long-term 657 661 Total assets $ 256,530 $ 232,854 Liabilities and Stockholders' Equity Current liabilities: Revolving credit facility $ — $ — Accounts payable 7,102 6,178 Accrued liabilities 31,940 37,235 Total current liabilities 39,042 43,413 Deferred revenue 1,498 698 Deferred tax liabilities 9,531 8,706 Donations 561 1,119 Commitments and contingencies Stockholders' equity: Preferred stock, $.001 par value, 5,000,000 shares authorized, no shares issued Common stock, $.004 par value, 100,000,000 shares authorized, 52,651,448 and 53,012,363 issued and outstanding at December 31, 2016 and 2015, respectively 211 212 Additional paid-in capital — — Retained earnings 205,687 178,706 Total stockholders' equity 205,898 178,918 Total liabilities and stockholders' equity $ 256,530 $ 232,854 The accompanying notes are an integral part of these consolidated financial statements.

25 AAON, Inc. and Subsidiaries Consolidated Statements of Income Years Ending December 31, 2016 2015 2014 (in thousands, except per share data) Net sales $ 383,977 $ 358,632 $ 356,322 Cost of sales 265,897 249,951 248,059 Gross profit 118,080 108,681 108,263 Selling, general and administrative expenses 38,506 37,438 40,562 Gain on disposal of assets (20) (59) (305) Income from operations 79,594 71,302 68,006 Interest income, net 292 161 276 Other income (expense), net 105 (124) (36) Income before taxes 79,991 71,339 68,246 Income tax provision 26,615 25,611 24,088 Net income $ 53,376 $ 45,728 $ 44,158 Earnings per share: Basic $ 1.01 $ 0.85 $ 0.81 Diluted $ 1.00 $ 0.84 $ 0.80 Cash dividends declared per common share: $ 0.24 $ 0.22 $ 0.18 Weighted average shares outstanding: Basic 52,924,398 54,045,841 54,809,319 Diluted 53,449,754 54,481,484 55,369,016 The accompanying notes are an integral part of these consolidated financial statements.

26 AAON, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity Common Stock Paid-in Retained Shares Amount Capital Earnings Total (in thousands) Balance at December 31, 2013 55,067 $ 221 $ — $ 163,885 $ 164,106 Net income — — — 44,158 44,158 Stock options exercised and restricted 463 1 2,556 — 2,557 stock awards granted, including tax benefits Share-based compensation — — 2,178 — 2,178 Stock repurchased and retired (1,488) (6) (4,734) (24,544) (29,284) Dividends — — — (9,656) (9,656) Balance at December 31, 2014 54,042 216 — 173,843 174,059 Net income — — — 45,728 45,728 Stock options exercised and restricted 546 2 5,238 — 5,240 stock awards granted, including tax benefits Share-based compensation — — 2,891 — 2,891 Stock repurchased and retired (1,576) (6) (8,129) (29,008) (37,143) Dividends — — — (11,857) (11,857) Balance at December 31, 2015 53,012 212 — 178,706 178,918 Net income — — — 53,376 53,376 Stock options exercised and restricted 375 2 2,061 — 2,063 stock awards granted Share-based compensation — — 4,357 — 4,357 Stock repurchased and retired (736) (3) (6,418) (13,719) (20,140) Dividends — — — (12,676) (12,676) Balance at December 31, 2016 52,651 $ 211 $ — $ 205,687 $ 205,898 The accompanying notes are an integral part of these consolidated financial statements.

27 AAON, Inc. and Subsidiaries Consolidated Statements of Cash Flows Years Ending December 31, 2016 2015 2014 Operating Activities (in thousands) Net income $ 53,376 $ 45,728 $ 44,158 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation 13,035 11,741 11,553 Amortization of bond premiums 249 266 688 Provision for losses on accounts receivable, net of adjustments (25) (48) (22) Provision for excess and obsolete inventories 625 178 135 Share-based compensation 4,357 2,891 2,178 Gain on disposition of assets (20) (59) (305) Foreign currency transaction (gain) loss (22) 139 74 Interest income on note receivable (28) (30) (36) Deferred income taxes 825 1,172 (2,111) Write-off of note receivable — — — Changes in assets and liabilities: Accounts receivable 7,048 (5,884) (5,007) Income tax receivable (1,537) 312 (257) Inventories (9,478) (1,059) (5,613) Prepaid expenses and other (83) 76 (305) Accounts payable 654 (5,109) 3,512 Deferred revenue 417 189 782 Accrued liabilities and donations (5,470) 4,852 4,094 Net cash provided by operating activities 63,923 55,355 53,518 Investing Activities Capital expenditures (26,604) (20,967) (16,127) Proceeds from sale of property, plant and equipment 28 63 319 Investment in certificates of deposits (4,112) (6,680) (9,940) Maturities of certificates of deposits 10,560 6,098 9,310 Purchases of investments held to maturity (10,384) (14,183) (6,880) Maturities of investments 10,021 11,408 14,197 Proceeds from called investments 3,514 1,013 3,029 Principal payments from note receivable 52 54 63 Net cash used in investing activities (16,925) (23,194) (6,029) Financing Activities Borrowings under revolving credit facility 761 — — Payments under revolving credit facility (761) — — Stock options exercised 2,063 2,795 1,318 Repurchase of stock (19,317) (36,558) (29,066) Employee taxes paid by withholding shares (823) (585) (218) Cash dividends paid to stockholders (12,676) (11,857) (9,656) Net cash used in financing activities (30,753) (46,205) (37,622) Net increase (decrease) in cash and cash equivalents 16,245 (14,044) 9,867 Cash and cash equivalents, beginning of year 7,908 21,952 12,085 Cash and cash equivalents, end of year $ 24,153 $ 7,908 $ 21,952 The accompanying notes are an integral part of these consolidated financial statements.

28 AAON, Inc. and Subsidiaries Notes to Consolidated Financial Statements December 31, 2016 1. Business Description AAON, Inc. is a Nevada corporation which was incorporated on August 18, 1987. Our operating subsidiaries include AAON, Inc., an Oklahoma corporation and AAON Coil Products, Inc., a Texas corporation (collectively, the "Company"). The Consolidated Financial Statements include our accounts and the accounts of our subsidiaries. We are engaged in the engineering, manufacturing, marketing and sale of air conditioning and heating equipment consisting of standard, semi-custom and custom rooftop units, chillers, packaged outdoor mechanical rooms, air handling units, makeup air units, energy recovery units, condensing units, geothermal/water-source heat pumps and coils. 2. Summary of Significant Accounting Policies Principles of Consolidation These financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Cash and Cash Equivalents We consider all highly liquid temporary investments with original maturity dates of three months or less to be cash equivalents. Cash and cash equivalents consist of bank deposits and highly liquid, interest-bearing money market funds. The Company's cash and cash equivalents are held in a few financial institutions in amounts that exceed the insurance limits of the Federal Deposit Insurance Corporation. However, management believes that the Company's counterparty risks are minimal based on the reputation and history of the institutions selected. Investments Certificates of Deposit We held $5.5 million and $12.0 million in certificates of deposit at December 31, 2016 and December 31, 2015, respectively. At December 31, 2016, the certificates of deposit bear interest ranging from 0.55% to 0.90% per annum and have various maturities ranging from less than two months to approximately 7 months. Investments Held to Maturity At December 31, 2016, our investments held to maturity were comprised of $14.1 million of corporate notes and bonds with various maturities ranging from less than one month to approximately 6 months. The investments have moderate risk with S&P ratings ranging from AA to BBB-. We record the amortized cost basis and accrued interest of the corporate notes and bonds in the Consolidated Balance Sheets. We record the interest and amortization of bond premium to interest income in the Consolidated Statements of Income.

29 The following summarizes the amortized cost and estimated fair value of our investments held to maturity at December 31, 2016 and December 31, 2015: Amortized Cost Gross Unrealized Gain Gross Unrealized (Loss) Fair Value December 31, 2016: (in thousands) Current assets: Investments held to maturity $ 14,083 $ — $ (12) $ 14,071 Non current assets: Investments held to maturity — — — — Total $ 14,083 $ — $ (12) $ 14,071 December 31, 2015: Current assets: Investments held to maturity $ 12,444 $ — $ (16) $ 12,428 Non current assets: Investments held to maturity 5,039 — (17) 5,022 Total $ 17,483 $ — $ (33) $ 17,450 We evaluate these investments for other-than-temporary impairments on a quarterly basis. We do not believe there was an other-than-temporary impairment for our investments at December 31, 2016 or 2015. Accounts and Note Receivable Accounts and note receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. We generally do not require that our customers provide collateral. The Company determines its allowance for doubtful accounts by considering a number of factors, including the credit risk of specific customers, the customer’s ability to pay current obligations, historical trends, economic and market conditions and the age of the receivable. Accounts are considered past due when the balance has been outstanding for ninety days past negotiated credit terms. Past due accounts are generally written-off against the allowance for doubtful accounts only after all collection attempts have been exhausted. Concentration of Credit Risk Our customers are concentrated primarily in the domestic commercial and industrial new construction and replacement markets. To date, our sales have been primarily to the domestic market, with foreign sales accounting for approximately 4%, 4% and 6% of revenues for the years ended December 31, 2016, 2015 and 2014, respectively. One customer, Texas AirSystems, accounted for 10% or more of our sales during 2016 and 2015. No customer accounted for 10% or more of our sales during 2014. No customer accounted for 5% or more of our accounts receivable balance at December 31, 2016 or 2015. Fair Value of Financial Instruments The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of the items. The carrying amount of the Company's revolving line of credit, and other payables, approximate their fair values either due to their short term nature, the variable rates associated with the debt or based on current rates offered to the Company for debt with similar characteristics. Inventories Inventories are valued at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost in inventory includes purchased parts and materials, direct labor and applied manufacturing overhead. We establish an allowance for excess and obsolete inventories based on product line changes, the feasibility of substituting parts and the need for supply and replacement parts.

30 Property, Plant and Equipment Property, plant and equipment, including significant improvements, are recorded at cost, net of accumulated depreciation. Repairs and maintenance and any gains or losses on disposition are included in operations. Depreciation is computed using the straight-line method over the following estimated useful lives: Buildings 3-40 years Machinery and equipment 3-15 years Furniture and fixtures 3-7 years Impairment of Long-Lived Assets We review long-lived assets for possible impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying amount of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset or asset group to its estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the undiscounted cash flows are less than the carrying amount of the asset or asset group, an impairment loss is recognized for the amount by which the carrying amount of the asset or asset group exceeds its fair value. Research and Development The costs associated with research and development for the purpose of developing and improving new products are expensed as incurred. For the years ended December 31, 2016, 2015, and 2014 research and development costs amounted to approximately $12.0 million, $7.5 million, and $6.3 million, respectively. Advertising Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2016, 2015, and 2014 was approximately $1.4 million, $1.2 million, and $1.0 million, respectively. Shipping and Handling We incur shipping and handling costs in the distribution of products sold that are recorded in cost of sales. Shipping charges that are billed to the customer are recorded in revenues and as an expense in cost of sales. For the years ended December 31, 2016, 2015 and 2014 shipping and handling fees amounted to approximately $10.3 million, $9.6 million, and $8.5 million, respectively. Income Taxes Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. We establish accruals for unrecognized tax positions when it is more likely than not that our tax return positions may not be fully sustained. The Company records a valuation allowance for deferred tax assets when, in the opinion of management, it is more likely than not that deferred tax assets will not be realized. Share-Based Compensation The Company recognizes expense for its share-based compensation based on the fair value of the awards that are granted. The Company’s share-based compensation plans provide for the granting of stock options and restricted stock. The fair values of stock options are estimated at the date of grant using the Black-Scholes-Merton option valuation model. The use of the Black-Scholes-Merton option valuation model requires the input of subjective assumptions. Measured compensation cost is recognized ratably over the vesting period of the related share-based compensation award. Forfeitures are accounted for as they occur. The fair value of restricted stock awards is determined based on the market value of the Company’s shares on the grant date and the compensation expense is recognized on a straight-line basis during the service period of the respective grant.

31 Derivative Instruments In the course of normal operations, the Company occasionally enters into contracts such as forward priced physical contracts for the purchase of raw materials that qualify for and are designated as normal purchase or normal sale contracts. Such contracts are exempted from the fair value accounting requirements and are accounted for at the time product is purchased or sold under the related contract. The Company does not engage in speculative transactions, nor does the Company hold or issue financial instruments for trading purposes. Revenue Recognition We recognize revenues from sales of products when title and risk of ownership pass to the customer. Final sales prices are fixed and based on purchase orders. Sales allowances and customer incentives are treated as reductions to sales and are provided for based on historical experiences and current estimates. Sales of our products are moderately seasonal with the peak period being July - November of each year. In addition, the Company presents revenues net of sales tax and net of certain payments to our independent manufacturer representatives (“Representatives”). Representatives are national companies that are in the business of providing HVAC units and other related products and services to customers. The end user customer orders a bundled group of products and services from the Representative and expects the Representative to fulfill the order. Only after the specifications are agreed to by the Representative and the customer, and the decision is made to use an AAON HVAC unit, will we receive notice of the order. We establish the amount we must receive for our HVAC unit (“minimum sales price”), but do not control the total order price which is negotiated by the Representative with the end user customer. We are responsible for billings and collections resulting from all sales transactions, including those initiated by our Representatives. The Representatives submit the total order price to us for invoicing and collection. The total order price includes our minimum sales price and could contain an additional amount which may include both the Representatives’ fee and amounts due for additional products and services required by the customer. These additional products and services may include controls purchased from another manufacturer to operate the unit, start-up services, and curbs for supporting the unit (“Third Party Products”). All are associated with the purchase of a HVAC unit but may be provided by the Representative or another third party. The Company is under no obligation related to Third Party Products. The Representatives’ fee and Third Party Products amounts (“Due to Representatives”) are paid only after all amounts associated with the order are collected from the customer. The Due to Representatives amount is paid only after all amounts associated with the order are collected from the customer. The amount of payments to our representatives was $55.0 million, $55.4 million, and $59.7 million for each of the years ended December 31, 2016, 2015, and 2014, respectively. The Company also sells extended warranties on parts for various lengths of time ranging from six months to 10 years. Revenue for these separately priced warranties is deferred and recognized on a straight-line basis over the separately priced warranty period. Insurance Reserves Under the Company’s insurance programs, coverage is obtained for significant liability limits as well as those risks required to be insured by law or contract. It is the policy of the Company to self-insure a portion of certain expected losses related primarily to workers’ compensation and medical liability. Provisions for losses expected under these programs are recorded based on the Company’s estimates of the aggregate liabilities for the claims incurred. Product Warranties A provision is made for the estimated cost of maintaining product warranties to customers at the time the product is sold based upon historical claims experience by product line. The Company records a liability and an expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the liability and expense in the current year.

32 Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because these estimates and assumptions require significant judgment, actual results could differ from those estimates and could have a significant impact on our results of operations, financial position and cash flows. We reevaluate our estimates and assumptions as needed, but at a minimum on a quarterly basis. The most significant estimates include, but are not limited to, the allowance for doubtful accounts, inventory reserves, warranty accrual, workers compensation accrual, medical insurance accrual, share-based compensation and income taxes. Actual results could differ materially from those estimates. 3. Accounts Receivable Accounts receivable and the related allowance for doubtful accounts are as follows: December 31, 2016 2015 (in thousands) Accounts receivable $ 43,091 $ 50,139 Less: Allowance for doubtful accounts (90) (115) Total, net $ 43,001 $ 50,024 Years Ending December 31, 2016 2015 2014 Allowance for doubtful accounts: (in thousands) Balance, beginning of period $ 115 $ 171 $ 193 Provisions for losses on accounts receivables, net of adjustments (25) (48) — Accounts receivable written off, net of recoveries — (8) (22) Balance, end of period $ 90 $ 115 $ 171 4. Inventories The components of inventories and the related changes in the allowance for excess and obsolete inventories are as follows: December 31, 2016 2015 (in thousands) Raw materials $ 43,438 $ 33,853 Work in process 2,279 2,522 Finished goods 3,017 2,881 48,734 39,256 Less: Allowance for excess and obsolete inventories (1,382) (757) Total, net $ 47,352 $ 38,499

33 Years Ending December 31, 2016 2015 2014 Allowance for excess and obsolete inventories: (in thousands) Balance, beginning of period $ 757 $ 714 $ 579 Provisions for excess and obsolete inventories 625 178 135 Inventories written off — (135) — Balance, end of period $ 1,382 $ 757 $ 714 5. Note Receivable In connection with the closure of our Canadian facility on May 18, 2009, we sold land and a building in September 2010 and assumed a note receivable from the borrower secured by the property. The $1.1 million, 15 year note has an interest rate of 4.0% and is payable to us monthly, and has a $0.6 million balloon payment due in October 2025. Interest payments are recognized in interest income. We evaluate the note for impairment on a quarterly basis. We determine the note receivable to be impaired if we are uncertain of its collectability based on the contractual terms. At December 31, 2016 and 2015, there was no impairment. 6. Supplemental Cash Flow Information Years Ending December 31, 2016 2015 2014 Supplemental disclosures: (in thousands) Interest paid $ — $ — $ — Income taxes paid, net 27,353 24,125 26,456 Non-cash investing and financing activities: Non-cash capital expenditures 270 83 (79) 7. Warranties The Company has warranties with various terms from 18 months for parts to 25 years for certain heat exchangers. The Company has an obligation to replace parts or service its products if conditions under the warranty are met. A provision is made for estimated warranty costs at the time the related products are sold based upon the warranty period, historical trends, new products and any known identifiable warranty issues. Changes in the warranty accrual are as follows: Years Ending December 31, 2016 2015 2014 Warranty accrual: (in thousands) Balance, beginning of period $ 8,469 $ 8,130 $ 7,352 Payments made (4,134) (3,978) (4,096) Provisions 3,601 4,317 4,874 Adjustments related to changes in estimates — — — Balance, end of period $ 7,936 $ 8,469 $ 8,130 Warranty expense: $ 3,601 $ 4,317 $ 4,874

34 8. Accrued Liabilities At December 31, accrued liabilities were comprised of the following: December 31, 2016 2015 (in thousands) Warranty $ 7,936 $ 8,469 Due to representatives 9,907 10,597 Payroll 4,129 3,954 401(k) Contributions — 3,054 Profit sharing 1,967 2,220 Workers' compensation 580 366 Medical self-insurance 872 676 Customer prepayments 2,256 2,895 Donations 600 600 Employee benefits and other 3,693 4,404 Total $ 31,940 $ 37,235 9. Revolving Credit Facility Our revolving credit facility provides for maximum borrowings of $30.0 million which is provided by BOKF, NA dba Bank of Oklahoma, formerly known as Bank of Oklahoma, N.A. ("Bank of Oklahoma"). Under the line of credit, there was one standby letter of credit totaling $0.8 million as of December 31, 2016. Borrowings available under the revolving credit facility at December 31, 2016, were $29.2 million. Interest on borrowings is payable monthly at LIBOR plus 2.5%. No fees are associated with the unused portion of the committed amount. As of December 31, 2016 and 2015, we had no balance outstanding under our revolving credit facility. At December 31, 2016 and 2015, the weighted average interest rate was 3.0% and 2.6%, respectively. At December 31, 2016, we were in compliance with our financial covenants. These covenants require that we meet certain parameters related to our tangible net worth and total liabilities to tangible net worth ratio. At December 31, 2016 our tangible net worth was $205.9 million, which meets the requirement of being at or above $125.0 million. Our total liabilities to tangible net worth ratio was 0.2 to 1.0, which meets the requirement of not being above 2 to 1. Effective July 25, 2016, the Company amended its revolving credit facility with the Bank of Oklahoma. The amendment extends the termination date of the revolving credit facility to July 27, 2018. 10. Income Taxes The provision (benefit) for income taxes consists of the following: Years Ending December 31, 2016 2015 2014 (in thousands) Current $ 25,790 $ 24,439 $ 26,199 Deferred 825 1,172 (2,111) Total $ 26,615 $ 25,611 $ 24,088

35 The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate before the provision for income taxes. The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows: Years Ending December 31, 2016 2015 2014 Federal statutory rate 35% 35% 35 % State income taxes, net of federal benefit 5% 5% 5 % Domestic manufacturing deduction (3)% (3)% (4)% Excess tax benefits (3)% — % — % Other (1)% (1)% (1)% 33% 36% 35 % As discussed in Note 11, the Company early adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, applying the changes for excess tax benefits and tax deficiencies prospectively. As a result, excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income rather than as a component of additional paid-in capital on the statement of equity. Excess tax benefits and deficiencies are treated as discrete items to the income tax provision in the reporting period in which they occur and are noted in the above table. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities are as follows: December 31, 2016 2015 (in thousands) Deferred income tax assets (liabilities): Accounts receivable and inventory reserves $ 587 $ 351 Warranty accrual 3,165 3,405 Other accruals 1,715 1,248 Share-based compensation 1,784 1,099 Donations 463 691 Other, net 738 986 Total deferred income tax assets 8,452 7,780 Property & equipment (17,983) (16,486) Total deferred income tax liabilities $ (17,983) $ (16,486) Net deferred income tax liabilities $ (9,531) $ (8,706) We file income tax returns in the U.S., state and foreign income tax returns jurisdictions. We are subject to U.S. examinations for tax years 2012 to present, and to non-U.S. income tax examinations for the tax years of 2012 to present. In addition, we are subject to state and local income tax examinations for the tax years 2012 to present. The Company continues to evaluate its need to file returns in various state jurisdictions. Any interest or penalties would be recognized as a component of income tax expense.

36 11. Share-Based Compensation On May 22, 2007, our stockholders adopted a Long-Term Incentive Plan (“LTIP”) which provided an additional 3.3 million shares that could be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance units and performance awards, in addition to the shares from the previous plan, the 1992 Plan. Since inception of the LTIP, non-qualified stock options and restricted stock awards have been granted with the same vesting schedule as the 1992 Plan. Under the LTIP, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. On May 24, 2016, our stockholders adopted the 2016 Long-Term Incentive Plan ("2016 Plan") which provides for approximately 3.8 million shares, comprised of 3.4 million new shares provided for under the 2016 Plan and approximately 0.4 million shares that were available for issuance under the previous LTIP, that are now authorized for issuance under the 2016 Plan, that can be granted in the form of stock options, stock appreciation rights, restricted stock awards, performance awards, dividend equivalent rights, and other awards. Under the 2016 Plan, the exercise price of shares granted may not be less than 100% of the fair market value at the date of the grant. The 2016 Plan is administered by the Compensation Committee of the Board of Directors or such other committee of the Board of Directors as is designated by the Board of Directors (the “Committee”). Membership on the Committee is limited to independent directors. The Committee may delegate certain duties to one or more officers of the Company as provided in the 2016 Plan. The Committee determines the persons to whom awards are to be made, determines the type, size and terms of awards, interprets the 2016 Plan, establishes and revises rules and regulations relating to the 2016 Plan and makes any other determinations that it believes necessary for the administration of the 2016 Plan. The total pre-tax compensation cost related to unvested stock options not yet recognized as of December 31, 2016 is $8.5 million and is expected to be recognized over a weighted-average period of 2.61 years. The following weighted average assumptions were used to determine the fair value of the stock options granted on the original grant date for expense recognition purposes for options granted during December 31, 2016, 2015 and 2014 using a Black Scholes-Merton Model: 2016 2015 2014 Director and Officers: Expected dividend yield $ 0.22 $ 0.18 N/A Expected volatility 41.19% 44.14% N/A Risk-free interest rate 2.00% 1.97% N/A Expected life (in years) 7.68 8.00 N/A Employees: Expected dividend yield $ 0.25 $ 0.22 $ 0.14 Expected volatility 34.50% 42.71% 44.85% Risk-free interest rate 1.73% 1.41% 2.26% Expected life (in years) 5.69 8.00 8.00 The expected term of the options is based on evaluations of historical and expected future employee exercise behavior. The risk-free interest rate is based on the U.S. Treasury rates at the date of grant with maturity dates approximately equal to the expected life at the grant date. Volatility is based on historical volatility of our stock over time periods equal to the expected life at grant date.

The following is a summary of stock options vested and exercisable as of December 31, 2016:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$4.54 - 20.92	338,308	4.75	$ 8.03	$ 8,465
$20.96 - 26.50	71,928	8.56	22.50	759
Total	410,236	5.42	$ 10.57	$ 9,224

The following is a summary of stock options vested and exercisable as of December 31, 2015:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$4.31 - 8.65	421,237	4.89	$ 7.04	$ 6,814
$8.70 - 22.76	27,134	7.82	15.31	215
Total	448,371	5.07	$ 7.54	$ 7,029

The following is a summary of stock options vested and exercisable as of December 31, 2014:

Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Intrinsic Value
				(in thousands)
$3.21 - 6.89	411,553	3.46	$ 5.16	$ 7,113
$7.13 - 8.17	81,050	6.54	7.27	1,226
$8.65 - 21.14	175,527	6.53	8.76	2,392
Total	668,130	4.64	$ 6.36	$ 10,731

37

38 A summary of option activity under the plans is as follows: Weighted Average Exercise Options Shares Price Outstanding at December 31, 2015 1,130,910 $ 13.38 Granted 651,546 29.94 Exercised (257,738) 8.00 Forfeited or Expired (74,014) 21.92 Outstanding at December 31, 2016 1,450,704 $ 21.33 Exercisable at December 31, 2016 410,236 $ 10.57 The total intrinsic value of options exercised during December 31, 2016, 2015 and 2014 was $4.9 million, $7.4 million and $2.8 million, respectively. The cash received from options exercised during December 31, 2016, 2015 and 2014 was $2.1 million, $2.8 million and $1.3 million, respectively. The impact of these cash receipts is included in financing activities in the accompanying Consolidated Statements of Cash Flows. Since 2007, as part of the LTIP and since May 2016 as part of the 2016 Plan, the Compensation Committee of the Board of Directors has authorized and issued restricted stock awards to directors and key employees. Restricted stock awards granted to directors vest one-third each year. All other restricted stock awards vest at a rate of 20% per year. The fair value of restricted stock awards is based on the fair market value of AAON common stock on the respective grant dates, reduced for the present value of dividends. These awards are recorded at their fair value on the date of grant and compensation cost is recorded using straight-line vesting over the service period. At December 31, 2016, unrecognized compensation cost related to unvested restricted stock awards was approximately $6.5 million which is expected to be recognized over a weighted average period of 1.90 years. A summary of the unvested restricted stock awards is as follows: Weighted Average Grant date Restricted stock Shares Fair Value Unvested at December 31, 2015 410,023 $ 18.78 Granted 136,063 23.13 Vested (119,379) 17.81 Forfeited (18,545) 19.60 Unvested at December 31, 2016 408,162 $ 20.47

A summary of share-based compensation is as follows for the years ending December 31, 2016, 2015 and 2014:

	2016	2015	2014
Grant date fair value of awards during the period:		*(in thousands)*	
Options	$ 6,102	$ 3,685	$ 817
Restricted stock	3,147	2,985	5,024
Total	$ 9,249	$ 6,670	$ 5,841

	2016	2015	2014
Share-based compensation expense:		*(in thousands)*	
Options	$ 1,681	$ 833	$ 898
Restricted stock	2,676	2,058	1,280
Total	$ 4,357	$ 2,891	$ 2,178

	2016	2015	2014
Income tax benefit related to share-based compensation:		*(in thousands)*	
Options	$ 1,610	$ 2,165	$ 979
Restricted stock	458	280	260
Total	$ 2,068	$ 2,445	$ 1,239

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-Based Payment Accounting,* which makes several modifications to Topic 718 including: accounting for excess tax benefits and deficiencies; classifying excess tax benefits on the statement of cash flows; accounting for forfeitures; classifying awards that permit share repurchases to satisfy statutory tax-withholding requirement; and classifying tax payments on behalf of employees on the statement of cash flows. The ASU becomes effective for interim and annual reporting periods beginning after December 31, 2016. We early adopted the ASU effective July 1, 2016.

The Company previously applied a forfeiture rate to its share-based compensation expense and adjusted expense to actual as awards vested and/or were forfeited. Upon adoption of ASU 2016-09, the Company accounts for forfeitures as they occur, rather than estimating forfeitures as of an award's grant date. This change in accounting policy election was adopted using a modified retrospective transition method and the Company recognized a cumulative-effect adjustment to retained earnings of approximately $150,000.

Tax payments made on behalf of an employee by repurchasing shares of stock are now shown separately as cash outflows from financing activities on the statement of cash flows. This provision was retrospectively adopted and prior period cash flows have been reclassified to conform with this presentation.

Additionally, the Company retrospectively adopted the provision to classify excess tax benefits and deficiencies as cash flows from operating activities as part of cash payments for taxes on the statement of cash flows. Prior period cash flows have been reclassified to conform with this presentation.

12. Employee Benefits

Defined Contribution Plan - 401(k) - We sponsor a defined contribution plan (the "Plan"). Eligible employees may make contributions in accordance with the Plan and IRS guidelines. In addition to the traditional 401(k), eligible employees are given the option of making an after-tax contribution to a Roth 401(k) or a combination of both. The Plan provides for automatic enrollment and for an automatic increase to the deferral percentage at January 1st of each year and each year thereafter. Eligible employees are automatically enrolled in the Plan at a 6% deferral rate and currently contributing employees deferral rates will be increased to 6% unless their current rate is above 6% or the employee elects to decline the automatic enrollment or increase.

39

Effective October 1, 2013, the Plan was amended such that the Company contributed 3% of eligible payroll to the Plan for each employee and matched 100% up to 6% of employee contributions of eligible compensation. We contributed and continue to contribute in the form of cash and direct the investment to shares of AAON stock. Employees are 100% vested in salary deferral contributions and vest 20% per year at the end of years two through six of employment in employer matching contributions. The additional 3% Company contribution, a Safe-Harbor contribution, vested over two years.

Effective January 1, 2016, the Plan was amended such that the Company matches 175% up to 6% of employee contributions of eligible compensation. The Company no longer contributes 3% of eligible payroll to the Plan for each employee. The Company ceased paying administrative expenses for the Plan at which time administrative expenses are paid for by Plan participants. Additionally, Plan participant forfeitures are used to reduce the cost of the Company contributions.

For the years ended December 31, 2016, 2015 and 2014 we made contributions of $5.9 million, $9.0 million and $6.8 million, respectively. Administrative expenses were approximately $40 thousand, $0.1 million, and $0.2 million for the years ended 2016, 2015 and 2014, respectively.

Profit Sharing Bonus Plan - We maintain a discretionary profit sharing bonus plan under which approximately 10% of pre-tax profit is paid to eligible employees on a quarterly basis in order to reward employee productivity. Eligible employees are regular full-time employees who are actively employed and working on the first and last days of the calendar quarter and who were employed full-time for at least three full months prior to the beginning of the calendar quarter. Profit sharing expense was $9.0 million, $8.0 million and $7.8 million for the years ended December 31, 2016, 2015 and 2014, respectively.

13. Stockholders' Equity

Stock Repurchase - The Board has authorized three stock repurchase programs for the Company. The Company may purchase shares on the open market from time to time, up to a total of 5.7 million shares. The Board must authorize the timing and amount of these purchases. Effective May 24, 2016, the Board authorized up to $25.0 million in open market repurchases and on June 2, 2016, the Company executed a repurchase agreement in accordance with the rules and regulations of the SEC allowing the Company to repurchase an aggregate amount of $25.0 million or a total of approximately 2.0 million shares from the open market. The repurchase agreement will terminate upon the aforementioned thresholds having been met, on April 15, 2017, or upon other provisions contained in the repurchase agreement by either the Company or its agent. The Company also has a stock repurchase arrangement by which employee-participants in our 401(k) savings and investment plan are entitled to have shares in AAON, Inc. stock in their accounts sold to the Company. The maximum number of shares to be repurchased is contingent upon the number of shares sold by employee-participants. Lastly, the Company repurchases shares of AAON, Inc. stock from certain of its directors and employees for payment of statutory tax withholdings on stock transactions. A11 other repurchases from directors or employees are contingent upon Board approval. All repurchases are done at current market prices.

Our repurchase activity is as follows:

	2016			2015			2014		
Program	Shares	Total $	$ per share	Shares	Total $	$ per share	Shares	Total $	$ per share
Open market	165,598	$ 4,440,658	$26.82	1,037,590	$ 24,999,963	$24.09	1,016,717	$ 19,998,406	$19.67
401(k)	540,501	14,875,850	27.52	512,754	11,557,598	22.54	417,172	8,246,172	19.77
Directors and employees	30,072	823,446	27.38	25,746	585,413	22.74	54,341	1,038,459	19.11
Total	736,171	$ 20,139,954	$27.36	1,576,090	$ 37,142,974	$23.57	1,488,230	$ 29,283,037	$19.68

40

41 Inception to Date Program Shares Total $ $ per share Open market 3,834,819 $ 60,948,460 $15.89 401(k) 6,082,443 65,732,720 10.81 Directors and employees 1,873,632 15,663,608 8.36 Total 11,790,894 $142,344,788 $12.07 Dividends - At the discretion of the Board of Directors, we pay semi-annual cash dividends. Board approval is required to determine the date of declaration and amount for each semi-annual dividend payment. Our recent dividends are as follows: Declaration Date Record Date Payment Date Dividend per Share May 2, 2014 June 12, 2014 July 1, 2014 $0.09 November 4, 2014 December 2, 2014 December 23, 2014 $0.09 May 19, 2015 June 12, 2015 July 1, 2015 $0.11 October 29, 2015 December 2, 2015 December 23, 2015 $0.11 May 24, 2016 June 10, 2016 July 1, 2016 $0.11 November 9, 2016 December 2, 2016 December 23, 2016 $0.13 Additionally, on June 5, 2014, we declared a three-for-two stock split of the Company's common stock to be paid in the form of a stock dividend on July 16, 2014. Stockholders of record at the close of business on June 27, 2014 received one additional share for every two shares they held as of that date. We paid cash dividends of $12.7 million, $11.9 million and $9.7 million in 2016, 2015 and 2014, respectively. 14. Commitments and Contingencies We are subject to various claims and legal actions that arise in the ordinary course of business. We closely monitor these claims and legal actions and frequently consult with our legal counsel to determine whether they may, when resolved, have a material adverse effect on our financial position, results of operations or cash flows and we accrue and/or disclose loss contingencies as appropriate. We have concluded that the likelihood is remote that the ultimate resolution of any pending litigation or claims will be material or have a material adverse effect on the Company's business, financial position, results of operations or cash flows. We are occasionally party to short-term, cancellable and occasionally non-cancellable, fixed price contracts with major suppliers for the purchase of raw material and component parts. We expect to receive delivery of raw materials for use in our manufacturing operations. These contracts are not accounted for as derivative instruments because they meet the normal purchase and normal sales exemption. 15. New Accounting Pronouncements Changes to U.S. GAAP are established by the Financial Accounting Standards Board ("FASB") in the form of accounting standards updates ("ASUs") to the FASB's Accounting Standards Codification. We consider the applicability and impact of all ASUs. ASUs not listed below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial statements and notes thereto. In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, with the issuance of ASU 2015-14, the FASB amended the effective date for us to January 1, 2018. The following ASUs have been issued in 2016 along with ASU 2014-09 with the same effective dates and transition requirements:

42 • ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which provides implementation guidance for Topic 606 on principal versus agent considerations. • ASU 2016-10, Identifying Performance Obligations and Licensing, which provides clarification for two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance. • ASU 2016-12, Revenue from Contracts with Customers, which further amends Topic 606. • ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers, which further amends Topic 606. The Company plans to adopt using the retrospective transition method. The Company has begun assessing the impact of ASU 2015-09 and believes the impact will not be material to the consolidated financial statements. We do not expect to complete our evaluation until after our first quarter of 2017. Once we adopt ASU 2014-09, we do not anticipate that our internal control framework will materially change, but rather that existing internal controls will be modified and augmented, as necessary, to consider our new revenue recognition policy effective January 1, 2018. In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which will address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The ASU becomes effective in the annual reporting period beginning after December 31, 2017, including interim reporting periods. We do not expect ASU 2016-01 will have a material effect on our consolidated financial statements and notes thereto. 16. Earnings Per Share Basic net income per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share assumes the conversion of all potentially dilutive securities and is calculated by dividing net income by the sum of the weighted average number of shares of common stock outstanding plus all potentially dilutive securities. Dilutive common shares consist primarily of stock options and restricted stock awards. ASU 2016-09 impacts the calculation of diluted weighted average shares under the treasury stock method as the Company no longer increases or decreases the assumed proceeds from an employee vesting in, or exercising, a share- based payment award by the amount of excess tax benefits or deficiencies taken to additional paid-in capital. The following table sets forth the computation of basic and diluted earnings per share: 2016 2015 2014 Numerator: (in thousands, except share and per share data) Net income $ 53,376 $ 45,728 $ 44,158 Denominator: Basic weighted average shares 52,924,398 54,045,841 54,809,319 Effect of dilutive stock options and restricted stock 525,356 435,643 559,697 Diluted weighted average shares 53,449,754 54,481,484 55,369,016 Earnings per share: Basic $ 1.01 $ 0.85 $ 0.81 Dilutive $ 1.00 $ 0.84 $ 0.80 Anti-dilutive shares: Shares 469,603 146,548 32,436

17. Quarterly Results (Unaudited)

The following is a summary of the quarterly results of operations for the years ending December 31, 2016 and 2015:

	Quarter			
	First	Second	Third	Fourth
	(in thousands, except per share data)			
2016				
Net sales	$ 85,422	$ 102,319	$ 104,568	$ 91,668
Gross profit	25,731	32,747	33,092	26,510
Net income	10,806 (1)	14,341 (1)	15,682	11,420
Earnings per share:				
Basic	$ 0.20 (1)	$ 0.27 (1)	$ 0.30	$ 0.22
Diluted	$ 0.20 (1)	$ 0.27 (1)	$ 0.29	$ 0.21
2015				
Net sales	$ 76,768	$ 90,275	$ 94,360	$ 97,229
Gross profit	21,798	27,117	30,185	29,581
Net income	8,399	11,130	13,251	12,948
Earnings per share:				
Basic	$ 0.16	$ 0.21	$ 0.24	$ 0.24
Diluted	$ 0.15	$ 0.20	$ 0.24	$ 0.24

(1) As discussed in Notes 10 and 11, the Company early adopted ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, effective July 1, 2016. As a result, excess tax benefits and deficiencies are reported as an income tax benefit or expense on the statement of income rather than as a component of additional paid-in capital on the statement of equity. The ASU required the application of the modified retrospective transition method as of the beginning of the annual period in which the guidance was adopted. As a result, 2016 net income as reported above will be recast when we file our first and second quarters in 2017. Net income will increase by $0.8 million and $0.4 million, for the first and second quarters of 2016, respectively. Additionally, earnings per basic and diluted share will increase approximately $.01 and $.01, respectively, for each of the three months ended March 31, 2016 and June 30, 2016, respectively, versus what was reported above.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not Applicable.

Item 9A. Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

At the end of the period covered by this Annual Report on Form 10-K, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer believe that:

- Our disclosure controls and procedures are designed at a reasonable assurance threshold to ensure that information required to be disclosed by us in the reports we file under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and

- Our disclosure controls and procedures operate at a reasonable assurance threshold such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to our management, and made known to our Chief Executive Officer and Chief Financial Officer, particularly during the period when this Annual Report was prepared, as appropriate to allow timely decisions regarding the required disclosure.

43

44 Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures and concluded that these controls and procedures were effective as of December 31, 2016. (b) Management's Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Our internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In making our assessment of internal control over financial reporting, management has used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in the 2013 Internal Control— Integrated Framework. Based on our assessment, we believe that, as of December 31, 2016, our internal control over financial reporting is effective at the reasonable assurance level based on those criteria. The effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 has been audited by Grant Thornton LLP, our independent registered public accounting firm, as stated in their report which is included in this Item 9A of this report on Form 10-K. (c) Changes in Internal Control over Financial Reporting There have been no changes in internal control over financial reporting that occurred during the fourth quarter of 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

45 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM Board of Directors and Stockholders AAON, Inc. We have audited the internal control over financial reporting of AAON, Inc. (a Nevada corporation) and subsidiaries (the “Company”) as of December 31, 2016, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in the 2013 Internal Control - Integrated Framework issued by COSO. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2016, and our report dated February 23, 2017, expressed an unqualified opinion on those financial statements. /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 23, 2017

46 Item 9B. Other Information. None. PART III Item 10. Directors, Executive Officers and Corporate Governance. The information required by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of shareholders scheduled to be held on May 16, 2017. Code of Ethics We adopted a code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer or persons performing similar functions, as well as other employees and directors. Our code of ethics can be found on our website at www.aaon.com. We will also provide any person without charge, upon request, a copy of such code of ethics. Requests may be directed to AAON, Inc., 2425 South Yukon Avenue, Tulsa, Oklahoma 74107, attention Scott M. Asbjornson, or by calling (918) 382-6204. Item 11. Executive Compensation. The information required by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of shareholders scheduled to be held on May 16, 2017. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters. The information required by Item 403 and Item 201(d) of Regulation S-K is incorporated by reference to the information contained in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 16, 2017. Item 13. Certain Relationships and Related Transactions, and Director Independence. The information required to be reported pursuant to Item 404 of Regulation S-K and paragraph (a) of Item 407 of Regulation S-K is incorporated by reference in our definitive proxy statement relating to our annual meeting of shareholders scheduled to be held May 16, 2017. Our Code of Conduct guides the Board of Directors in its actions and deliberations with respect to related party transactions. Under the Code, conflicts of interest, including any involving the directors or any Named Officers, are prohibited except under any guidelines approved by the Board of Directors. Only the Board of Directors may waive a provision of the Code of Conduct for a director or a Named Officer, and only then in compliance with all applicable laws, rules and regulations. We have not entered into any new material related party transactions and have no preexisting material related party transactions in 2016, 2015 or 2014. Item 14. Principal Accountant Fees and Services. This information is incorporated by reference in our definitive Proxy Statement to be filed with the Securities and Exchange Commission in connection with our annual meeting of stockholders scheduled to be held May 16, 2017.

47 PART IV Item 15. Exhibits and Financial Statement Schedules. (a) Financial statements. (1) The consolidated financial statements and the report of independent registered public accounting firm are included in Item 8 of this Form 10-K. (2) The consolidated financial statements other than those listed at item (a)(1) above have been omitted because they are not required under the related instructions or are not applicable. (3) The exhibits listed at item (b) below are filed as part of, or incorporated by reference into, this Form 10-K. (b) Exhibits: (3) (A) Amended and Restated Articles of Incorporation (ii) (B) Bylaws (i) (B-1) Amendments of Bylaws (iii) (4) (A) Third Restated Revolving Credit and Term Loan Agreement and related documents (iv) (A-1) Amendment Eleven to Third Restated Revolving Credit Loan Agreement (v) (10.1) AAON, Inc. 1992 Stock Option Plan, as amended (vii) (10.2) AAON, Inc. 2007 Long-Term Incentive Plan, as amended (viii) (10.3) AAON, Inc. 2016 Long-Term Incentive Plan (vi) (21) List of Subsidiaries (ix) (23) Consent of Grant Thornton LLP (31.1) Certification of CEO (31.2) Certification of CFO (32.1) Section 1350 Certification – CEO (32.2) Section 1350 Certification – CFO (101) (INS) XBRL Instance Document (101) (SCH) XBRL Taxonomy Extension Schema Document (101) (CAL) XBRL Taxonomy Extension Calculation Linkbase Document (101) (DEF) XBRL Taxonomy Extension Definition Linkbase Document (101) (LAB) XBRL Taxonomy Extension Label Linkbase Document (101) (PRE) XBRL Taxonomy Extension Presentation Linkbase Document (i) Incorporated herein by reference to the exhibits to our Form S-18 Registration Statement No. 33-18336-LA. (ii) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2014. (iii) Incorporated herein by reference to our Forms 8-K dated March 10, 1997, May 27, 1998 and February 25, 1999, or exhibits thereto. (iv) Incorporated herein by reference to exhibit to our Form 8-K dated July 30, 2004. (v) Incorporated herein by reference to exhibit to our Form 8-K dated July 27, 2016. (vi) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-212863 dated August 2, 2016.

48 (vii) Incorporated by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 1991, and to our Form S-8 Registration Statement No. 333-52824. (viii) Incorporated herein by reference to our Form S-8 Registration Statement No. 333-151915, Form S-8 Registration Statement No. 333-207737, and to our Form 8-K dated May 21, 2014. (ix) Incorporated herein by reference to exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

49 SIGNATURES Pursuant to the requirement of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized. AAON, INC. Dated: February 23, 2017 By: /s/ Norman H. Asbjornson Norman H. Asbjornson, Chief Executive Officer Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated. Dated: February 23, 2017 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer and Director (principal executive officer) Dated: February 23, 2017 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer (principal financial officer) Dated: February 23, 2017 /s/ Rebecca A. Thompson Rebecca A. Thompson Chief Accounting Officer (principal accounting officer) Dated: February 23, 2017 /s/ Gary D. Fields Gary D. Fields President and Director Dated: February 23, 2017 /s/ Jack E. Short Jack E. Short Director Dated: February 23, 2017 /s/ Paul K. Lackey, Jr. Paul K. Lackey, Jr. Director Dated: February 23, 2017 /s/ A.H. McElroy II A.H. McElroy II Director Dated: February 23, 2017 /s/ Jerry R. Levine Jerry R. Levine Director Dated: February 23, 2017 /s/ Angela E. Kouplen Angela E. Kouplen Director Dated: February 23, 2017 /s/ Luke A. Bomer Luke A. Bomer Secretary

Exhibit 23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We have issued our reports dated February 23, 2017, with respect to the consolidated financial statements and internal control over financial reporting in the Annual Report of AAON, Inc. on Form 10-K for the year ended December 31, 2016. We consent to the incorporation by reference of said reports in the Registration Statements of AAON, Inc. on Forms S-8 (File No. 333-52824, File No. 333-151915, File No. 333-207737, and File No. 333-212863). /s/ GRANT THORNTON LLP Tulsa, Oklahoma February 23, 2017

Exhibit 31.1 CERTIFICATION I, Norman H. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 23, 2017 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer

Exhibit 31.2 CERTIFICATION I, Scott M. Asbjornson, certify that: 1. I have reviewed this Annual Report on Form 10-K of AAON, Inc. 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have: a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including our consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; c) evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; d) disclosed in this report any change in the registrant’s internal controls over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and 5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions): a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting. Dated: February 23, 2017 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer

Exhibit 32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Norman H. Asbjornson, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 23, 2017 /s/ Norman H. Asbjornson Norman H. Asbjornson Chief Executive Officer

Exhibit 32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 In connection with the Annual Report of AAON, Inc. (the “Company”), on Form 10-K for the year ended December 31, 2016, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Scott M. Asbjornson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that: (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and (2) The information contained in the Report fairly presents, in all material respects, the financial condition and our results of operations. Dated: February 23, 2017 /s/ Scott M. Asbjornson Scott M. Asbjornson Chief Financial Officer

Company Officers



NORMAN H. ASBJORNSON has served as CEO and Chairman of the Board of the Company since 1988. Mr. Asbjornson also serves as the Chairman of the Board of AAON Coil Products, Inc. Mr. Asbjornson served as the President of AAON, Inc., from 1988 to 2016. Mr. Asbjornson has been in senior management positions in the HVAC industry for over 40 years.



GARY D. FIELDS has served as President of the Company since 2016 and a director of the Company since 2015. Mr. Fields been involved in the HVAC industry for over 35 years. From 1983 to 2012, he was an HVAC equipment sales representative at and, from 2002 to 2012, a member of the ownership group of Texas AirSystems, the largest independent HVAC equipment and solutions provider in the state of Texas. Mr. Fields is an owner and President of GKR Partners LTD, which has provided HVAC business development advice and consultation to the Company and its sales representatives since 2013.



KATHY I. SHEFFIELD has served as Senior Vice President, Administration, of the Company since 2012, Treasurer of the Company since 1999, and Vice President of the Company from 2002 to 2012. Ms. Sheffield has been in leadership positions with the Company for over 25 years. Ms. Sheffield also serves as Senior Vice President, Administration, and Treasurer of AAON, Inc. and as Treasurer of AAON Coil Products, Inc.



ROBERT G. FERGUS has served as Vice President, Manufacturing, of the Company since 1989. Mr. Fergus also serves as Vice President, Manufacturing, of AAON, Inc. Mr. Fergus has been in senior management positions in the HVAC industry for over 40 years.



SCOTT M. ASBJORNSON has served as Vice President, Finance, and CFO of the Company since 2012. Mr. Asbjornson joined the Company in 1990 and is the son of the Company's CEO, Norman H. Asbjornson. Mr. Asbjornson has a Masters of Business Administration and has held various leadership positions with the Company and AAON Coil Products, Inc., including Vice President (2007-2010) and President (2010-2012) of AAON Coil Products, Inc. He also serves as Vice President, Finance, and CFO of AAON, Inc.



REBECCA A. THOMPSON has served as Chief Accounting Officer of the Company since 2012. Ms. Thompson previously served as a Senior Manager at Grant Thornton, LLP where she had 11 years of experience in the assurance division. Ms. Thompson is a licensed certified public accountant.

SAMUEL J. NEALE has served as Vice President of the Company since 2015. Mr. Neale has served as President of AAON Coil Products Inc. since 2012. Mr. Neale has been in leadership positions in the HVAC industry for over 15 years. Mr. Neale is a professionally licensed mechanical engineer. Transfer Agent and Registrar Progressive Transfer Company, 1981 East Murray-Holladay Road, Suite 200, Salt Lake City, Utah 84117 Auditors Grant Thornton LLP, 2431 East 61st Street, Suite 500 Tulsa, Oklahoma 74136 General Counsel Johnson & Jones, P.C. Two Warren Place 6120 South Yale Avenue, Suite 500 Tulsa, Oklahoma 74136 Investor Relations Jerry Levine, 105 Creek Side Road, Mt. Kisco, New York 10549, Ph: 914-244-0292, Fax: 914-244-0295, jrladvisor@yahoo.com Executive Offices 2425 South Yukon Avenue, Tulsa, Oklahoma 74107 Common Stock NASDAQ-AAON MIKEL D. CREWS has served as Vice President, Operations since 2017. Mr. Crews has served as Director of Material and Operations since 2015, Manager of Operations from 1991 to 2015, and in various operational, production and inventory management roles since the Company’s inception. Mr. Crews has been in leadership positions in the HVAC industry for over 40 years.

Board of Directors Back row (from left to right): Angela E. Kouplen, A.H. McElroy, II, Paul K. Lackey, Jerry R. Levine Front row (from left to right): Jack. E. Short, Norman H. Asbjornson, Gary D. Fields

NORMAN H. ASBJORNSON CEO/Chairman of the Board GARY D. FIELDS President/Director JACK E. SHORT has served as a director the Company since July 2004 and is the Chairman of the Audit Committee. Mr. Short was employed by PriceWaterhouseCoopers for 29 years and retired as the managing partner of the Oklahoma practice in 2001. A.H. MCELROY, II has served as a director of the Company since 2007 and is Chairman of the Compensation Committee. From 1997 to present, Mr. McElroy has served as President and CEO of McElroy Manufacturing, Inc., a manufacturer of fusion equipment and fintube machines. PAUL K. LACKEY, JR. has served as a director of the Company since 2007 and is Chairman of the Governance Committee. Between April 2002 and October 2005 Mr. Lackey served as CEO and President of The NORDAM Group, a privately held aerospace company. Between October 2005 and December 2008 Mr. Lackey served as the Chairman and CEO of The NORDAM Group. Between January 2009 and December 2011 Mr. Lackey served as the Executive Chairman of the Board of The NORDAM Group. Since January 2012, Mr. Lackey has served as the Chairman of the Board of The NORDAM Group. JERRY R. LEVINE has served as a director of the Company since 2008. Since 1999, Mr. Levine has provided investor and shareholder relations services and advice to the Company. ANGELA E. KOUPLEN was elected as a director of the Company in 2016. Ms. Kouplen has over 20 years of experience at multiple energy companies, with an emphasis on information technology, contract management, sourcing/vendor relations, human resource management, strategy and governance. From 2012 through 2014, Ms. Kouplen served as Director - Talent Acquisition and Leadership of WPX Energy. Since 2015, Ms. Kouplen has served as Vice President - Information Technology of WPX Energy.

Ma Acosta De Aguayo Andres Acosta-Lujan Enriqueta Adame Derrick Adams Gary Adams Rebecca Adams Ryan Adams Olalekan Adeyeye Maria Aguayo Daniel Alagdon Julio Albino James Alexander Marquis Alexander Shannon Alford Nader Al-Hashmi Paul Allegrezza Donald Allen Michael Amburgey Sarah Andersen Wesley Anselme William Appeldorn Clyde Archer Jesus Arellanes Ramirez Fidel Argumedo Rangel* Jose Argumedo Ruiz Vincent Argyle Thomas Armer, Jr. Maria Arredondo Rogelio Arteaga Norman Asbjornson Scott Asbjornson David L Ashlock David R Ashlock Gary Ashmore Joseph Avila Richard Backus, III Nora Backus Jacob Baier Brandon Bailey Christopher Bailey Christopher Baker Dwight Baker John Baldwin Dennis Balthazar Claudia Banda Myles Barber Gregory Barker, Jr. Justin Barlett James Barnes, III Loyd Barnes, Jr. David Barnett Ana Barragan De Alteneh Teresa Barron Sherry Bates James Baugh Stuart Baugh Avery Beavers Daniel Beck Timothy Beck Lionel Beckman Jason Bell Douglas Benedict Bonnie Benson Christopher Benson Ida Bermudez David Berry Sergio Beserra Tusun Bey Daniel Bigby Courtney Bilderback Mackenzie Binkley Amie Bishop Latoya Black Vickie Black Ethan Blackman Brian Blackmon Maria Blanco Corey Bledsoe David Blevins Justin Blevins Nicholas Bobbitt Lam Boi Lhing Boi Mang Boi Jessica Boih Nuam Boih Michael Boney Mario Bonilla Marroquin Tiaa Boone Roger Borja Barreiro Rosendo Botello Kyle Bowman Albert Boyd John Boyd Justin Boyd Robert Boyd Marc Bradbury Brian Bradford Shahani Britt Alan Brock Dustin Brod Winston Broseke Orville Brower Allen Brown Johnny Brown, Jr. Christopher Bryant Demario Bryant Jason Bunnell Scott Burgess Trevor Burke Jermaine Burkhalter Latisha Burkhalter Douglas Burns Monica Burns Danielle Burrow Thomas Burrow Clifton Burrus Penny Bush Wayne Bush Verenice Bustos James Butler Konnor Buxton Janibal Cabudoy Alejandro Cadena Cleveland Cage, Jr. Margarito Calderon Sandra Caldwell Jorge Calixto Edward Calloway* Lazaro Cama Maria Camacho David Campbell Ieshia Canada Jacob Cantrel Andres Cardenas Billy Carder Drew Cardoza Lisa Carriero Vickie Carrington Larry Carter, Jr. Terence Carter Cristobal Carvajal Colorado Beatriz Casiano Michael Cato Hector Cazares Cornelio Ceja Grimaldo Francisco J Cervantes Francisco Javier Cervantes Justo Chagoya Guadalupe Chairez-Galan Larry Chalk Patrick Chapman Aleex Chatkehoodle Christella Chavez Edgar Chavez Gregory Chavez Zully Chavez Daniel Cherry Mani Chettipalli Eddie Choates Salvador Choto Matus Ngai Ciin Kham Cin Luan Cin Paul Cin Suan Cin Tuang Cin Vung Cin Vungh Cin Theresa Cing Kok Cing Cing Dim K Cing Dim L Cing Lun Cing Man H Cing Man L Cing Nang Cing Nem Cing Niang Cing Ning Cing San Cing Thang S Cing Thang Z Cing Justin Claiborne Christi Clark George Clark Samuel Clark, Jr. Juan Clemente Valladares Mark Cobb Adriana Cobos Kenneth Cochran Troy Cockrum Christi Collins Tim Collinsworth Aaron Columbus Bobby Conditt Nicholas Conger Dale Conkwright Anastasia Conner Jude Connolly Chelsea Connor Mark Cook Michael Coolidge Scott Coon Donna Coonfield Gregory Cooper James Cooper Kelli Copeland Pablo Cordova Cordova Mariana Cordova Jeremy Cornelius Genoveva Corona De Rivera Roberto Corona Miguel Cortez Rosa Cortez Billy Cox Diana Cox Franklin Cox Adrian Crabtree Kathleen Crabtree Richard Craite Steven Crase Jacob Crawford Jacob Crayne Mikel Crews Darrell Crow Jacinto Cruz Rodriguez Chris Cummings Joseph Cummings Robert Cummings Kevin Cyrus Zawng Dai Cing Dal Gin Dal Go Dal Hau Dal* Neng Dal Henley Dang Clyde Daniels Jr. Robert Daniels, II John Daniels Justin Daniels Jenifur Davidson Arthur Davis Byron Davis Cameron Davis Carolyn Davis Darryl Davis Jerry Davis* Billy Davis, Jr. Matthew Davis Richard Davis Samuel Davis Travis Davis Daniel De Casas Michael De Jesus Negron Yoana De La Torre Danyale Dearion Seth DeCoux Ismael Delapaz Doreen Deleo Juana Delobo Raquel Deluna Barry Dennis Dylon Dennis Michael Dennis Joseph Denton Bruce Derr Matthew Deshazer Stephen Deshazer Audencia Devilla Brandon Deville Roy Deville Elizabeth Diaz De Moreno Anthony Diaz Ciang Dim Hau Dim Vung Dim Johan Dina Zam Do Sol Dominguez Man Don Nem Don Cin Dong Mksing Dopmul Nang Dopmul Thangminlian Dopmul Thomas Dreadfulwater Seneca Drennan Daniel Drucker Cathryn Dubbs Gomorrha Duncan Linda Dunec Fernando Duran Miguel* Ralph Durbin Randy Dwiggins Wendell Easiley William Easley Michael Edwards Corrie Elder Brent Elsheimer Austin Embry Matthew Emery-Giuffre Jhavorry Emory Kham En Thang Tinisha English Steven Ervin Dwight Eskew Norberto Esparza-Torres Casimiro Espinola Jason Estes Jesus Estrada-Gonzalez Roxana Estrella Saldana Gilda Etumudor Tyler Evans Joshua Everett Chad Evers Aracely Faglie Shawn Fairley Blake Faluotico Amy Fehnel Robert Fergus Catalina Fernandez David Ferrell, II Gary Fields Tina Fields Thomas Fierros Christian Figueroa Mauras Jesse Figueroa Sterlyn Finch Jessica Finkbiner Anthony Fisher Bruce Fisher Joseph Fisher Rickey Fisher Anthony Fizer Isaac Flaherty Copotenia Fletcher, Jr. Carolina Flores Efigenia Flores Elisa Flores Laura Flores Gabriel Flores-Bernal Brandon Floyd Jon Floyd Ruby Floyd Mark Fly Ryan Focht Rebecca Ford Sheila Forrest Alex Foster Christopher Foster Frederick Foster Ramon Fourshey Loretta Fowlkes Linda Fox Kenneth Foyil Phillip Frank Warren Franklin Revonda Franks Brenda Freeman Jose Fregoso Angel Frias Brandon Frick Barry Friend Eric Friend* Wade Fuller Rony Gadiwalla Curtiss Gaines Jorge Galvan Daniel Gann Aleyda Gaona De Martinez Isidro Garcia Arriaga Teresita Garcia Diaz Angel Garcia Jose Garcia Roger Garcia Norma Garibay Viviana Gaspar Serrano James George Petr Getmanenko Gabriel Giachino Doyle Gibson Jr. Charles Gibson Jeffery Gill Thomas Gin Kendra Gladson Luis Gomez Acuna Jairo Gomez Ambriz Maria Gomez Medina Jose Gomez Maria Gomez Raquel Gomez Imelda Gonzalez Marisela Gonzalez THE ONGOING SUCCESS OF OUR COMPANY CAN BE DIRECTLY ATTRIBUTED TO OUR EMPLOYEES

Raul Gonzalez Barry Goodson Marleitta Grammer Buenaventura Granados- Rubios Michael Gray Ronald Grimes Daniel Groff Jackie Grubb Rachel Grundmann Eneida Guerrero Luis Guevara Maria Guevara Rodolfo Guevara Carolina Guillen Ronald Guinn Georgina Guzman Chau Ha Ngam Hak Marcia Haley Joshua Halfpap Andrew Hall Dennis Hall Jack Hall Kelly Hall Stephen Hall Summar Hall Zachary Halsey Daniel Halterman G. Scott Hamilton Sam Hammoud Mung Hang Thang Hang Derek Harbin, Sr. Scott Harjo Bruce Harman, II Donald Harris Keith Harris Natasha Harris Stacey Harris Heather Haskins Neng Hau Lian Cin Hau Cing Hau Pau Hau Thang L Hau Thang S Hau Paul Havens Billy Hawley, Jr. Tim Hefflin Andrea Heidt Chakiris Henderson Daniel Henderson Sheila Henderson Parker Henrie Kenneth Henry Jesse Henson Kevin Henson Jose Hernandez Esquer Gabino Hernandez Martinez Angela Hernandez Armando Hernandez Corcina Hernandez Luis Hernandez Luis F Hernandez Mariano Hernandez Mark Heston Eddie Hewitt Michael Hickman Ronald Hicks Brenda Higgins Larry Highfield Estell Hill Davy Hill, Jr. D’anna Hilton Steven Hinds Juan Hinojosa Tyson Hinther Ronald Hishaw, Jr. Min Hla Thang Hmung Tuang Hnin Tao Hoang Taquisa Hodnett-Smith Katherine Hofmann Debra Holman Lawrence Holman, II Brock Holmes Lawrence Honel Stephen Hoover Terri Horn* Stanley Horton* Nu Hou David Howard James Howell, II Saw Htoo Muan Huai Nuam Huai Lydia Hudson Fiona Humphrey* Jerad Humphrey Larry Humphrey Khan Hung Ronald Hutchcraft Gary Hutchins Vernon Hutchinson Cindi Hutton Dedra Ibanez Alejandro Ibarra Mederos Alexander Ignatenkov Samuel Ingram Khai Ja Khup Belinda Jackson Corey Jackson Jeff Jackson Marlon Jackson Michael Jackson Jose Jamaica Ethan Jamison Frances Jaramillo Graciela Jaramillo Lucia Jaramillo Marco Jaramillo Esther Jasuan Wade Jenkins Genelle Jimboy Josefina Jimenez Ledezma Frederick Jimmerson Chaitanya Johar Alberta Johnson Brian Johnson Christopher Johnson Ed Johnson Jeffrey Johnson Joseph Johnson Kejuan Johnson Misty Johnson Sophia Johnson Thomas Johnson Danny Jones David Jones Garon Jones Henry Jones Jeremy Jones Danny Jones, Jr. Raymon D Jones Remia T Jones Timothy Jones Sean Jordan Leandro Jumelles Nunez Carl Justice Ha Ka Ha Zam Kai Garrett Kaiser Patrick Kaiser Hau Kam Khual Kam Mang Kam Ngin Kam Brian Kammers Sian Kap Lian Dal K Kap Dal S Kap Htang Kap Lian Kap Thang K Kap Thang S Kap Thong Kap Brian Kastl Eryn Kavanaugh Lia Kaw Tuang Kawi Nenglian Kawngte Andrew Keitel Charles Keller-Weaver Brandon Kelley Aaron Kelly Brian Kelsey Gregg Kennedy Keith Kennedy Leland Kennedy Lynn Kennedy Eric Kenny Zam Khai Zomi Dal Khai David Khai Dim Khai En Khai Go Khai Hang Khai John Khai Kham K Khai Kham L Khai Laang Khai Ngin C Khai Ngin T Khai Pau Khai Paul Khai Peter Khai Thang H Khai Thang K Khai Thang S Khai Thang Sian Khai Thawng Khai Tun Khai Vuum Khai Zaam Khai Thura Khaing Dongh Kham Gin Kham Go Kham Kam Kham Mung Kham Ngun Kham Pau D Kham Pau K Kham Thang Khat Cing Khawn Cing Khek Kam Khen Niang Khoi Dai Khual Paw Khual Thang L Khual Thang S Khual Thang Sian Khual Thawng Khual Za Khual Cin Khup Dai Khup Kap K Khup Kap S Khup Lian Khup Ngin Khup Pau C Khup Pau K Khup Pau L Khup Thang G Khup Thang S Khup Thawng Khup Thuam Khup Tuan Khup Vungh Khup Alan Kilgore Andrew Kilgore Rodney Kilgore Ciin Kim Cing Kim Dai Kim Ed Kim Hau Kim Nang Kim Nem Kim Pa Kim Thang Kim Thang Z Kim Zam Kim Joe Kincade Martin Kindle Clinton King Cody King Joseph King Lori King* Randy King Russell King Steven King Roger Kinkade, Jr. Korby Kinkade Mangneo Kipgen Alan Kizer Spencer Kizer Robert Knebel James Koss Robert Krafjack Larry Kreps Kenneth Kronk, Jr. Mikhail Krupenya Adam Kubicki Cassy Kuykendall Nicholas Kuykendall Phillip Lafond* Giang Lai Dau Lakum Lun Lal Lami Lam Tung Gin Lam Langh Lam Myoshia Landrum Deborah Lane Gin Lang Kap Lang Mang Lang Pum Lang Hau Langh Kap Langh Thawng Langh Cheto Lara Martin Larsen Man Lawh Man M Lawh Steve Lawrence, Jr. Terry Lawrence Jeffrey Lawson Stephen Lawson Walter Lazcano Anh Le* Lai Le Jose Lebron David Lee Jacqueline Lee Katina Lee Matthew Leeper Ariel Leff* Thomas Lennon Tanesha Lewis Cynthia Leyva Vah Lhing Awi Lian Bawi Lian Cing Deih Lian Dal Lian David Lian Do Lian Dong Lian Gin K Lian Gin T Lian Gin Z Lian Go Lian Kham Lian Lal Lian Man Lian Nang Lian Niang Lian Pau Dal Lian Pau Deih Lian Pau M Lian Pau N Lian Pau Sian Lian Pau Suan Lian Sing Lian

Suang Lian Thang Kap Lian Thang Khen Lian Thang S Lian Thang T Lian Vi Lian Lal Liana Sawm Liana Feuquan Lilly Ping Lin Thomas Lincoln William Lindsay Keith Linker Jonathan Lockmiller Matthew Loewen Kristin Long Ricky Long Victor Long Angel Lopez Fernando Lopez Margarito Lopez Thomas Lopez Jason Lovett Paul Lowery Oscar Lozano Jarrod Ludlow Quannah Ludlow Evelyn Lugo-Ortiz Lorena Lujan Cing N Lun Cing Ngai Lun Cing S Lun Dim Lun Ngo Lun Niang Lun Van Lun Vung Lun Vuum Lun* Thang Luong Jacob Luzier Ko Lwin Kelly Lybarger Keith Mackey Larry Madalone, II Jorge Madrigal Tam Mai Nikki Malone Jeffrey Maly Cing Man Nang Man Magdaleno Mancilla, Jr Maria Mancilla Chin Mang Dai Mang Dal Mang Do Mang En Mang Gin Mang Hau Mang Hau S Mang Kam Mang Kham Mang Kham T Mang Khan Mang Lian Mang Lian N Mang Lian S Mang Linus Mang Luke Mang Ngin Mang Niang Mang Ning Mang Sui Mang Thang Mang* Thawng Mang Vung Mang Zam Mang Zen Mang Zung Mang Thang Manga William Markwardt Ma Marquez De-Gilbreath Mariana Marquez Ana Marroquin Errol Marshall Jonathan Marshall Patricia Martin William Martin Rosa Martinez Franco Hector Martinez Molina Amanda Martinez Luis Martinez Moses Martinez Obdulia Martinez Florentino Martin- Romo Thomas Masengale, Jr. Beverley Mason James Mason Sandra Mata Ashley Matthews Donald Matthews Charles Mattocks, Iv Patricia Mauch Ron Mauch Patricia Maximo Leonard Maxwell Duane Mayfield Marcus Mayfield Shane Mayhugh Latoya Mays Melvin McAlister Tina McBeath Robert McBowman Mykea McCalister Ian McCarty Robert McCleary Dirk McClellan Michael McConnell Roy McConnell Debra McCowan Wesley McCowan, Jr. Michael McCuin Kathy McCulloch Loyd McDaniel Randall McDaniel James McElroy Clayton McFall Marcus McFarling Ronnie McGee Henry McGrew John McIntyre Daniel McKee Dennis McKinney Domingo McKnight Gina Means Jon Medeiros J Medina Olvera James Melton Silvestre Mendez Gonzales Jesus Mendez Johnny Merrell, Jr. Nicholas Meryhew Yunior Mesa Vieyto Carmen Milam Jordan Miles Ranulfa Milian Chris Miller Dallas Mitchell Jonathan Mitchell Volta Mitchell Wayne Mitchell Jay Modisette Biasney Mojica Castaneda Josue Mojica Torres Sean Monroe Dinora Monroy De Diaz Iris Montanez John W Moody Jon D Moody Felicia Moon Cordell Moore Herbert Moore James Moore Mario Moore Tony Moore Luis Morales De La Paz* Alfonso Moran Michael Morehead Tony Morehead Edward Moreland Berta Moreno Luke Morey Willie Morgan Jr. John Morgan Bernard Moss Phillip Moss, Jr. Clayton Mote Do Muang Mua Muang Vum Muang Arna Mukherjee Eric Mulliniks Thang L Mun Thang S Mun Bosco Mung Cin D Mung Cin K Mung Cin S Mung Cin T Mung Dai Mung Daii Mung Dal Mung En Mung Gindal Mung Hero Mung James Mung Khual K Mung Khual S Mung Khup Mung Khup G Mung Lang G Mung Lang K Mung Nang Mung Pau K Mung Pau S Mung Song Mung Suan G Mung Suan S Mung Thang K Mung Thang L Mung Thang S Mung Tual Mung Vum Mung Vungh Mung Gabriel Muniz Gonzalez Jesus Munoz John Mutanda Saw Naing Diego Najera Ah Nan Michael Nance Lawrence Nang Sing Nang Thawng Nang Thomas Nang Darin Narboe Jose Nava Maria Nava Abel Navejas Lian Nawl Clayton Neal Samuel Neale Natalie Neilson Pamela Neisler Niang Nel Ciin Neu Tony Newhouse Cing Ngai Mang Ngaih Haunung Ngin Pi Nuam Ngin En Ngo Pau Ngo Duong Nguyen Manh Nguyen Thanh Nguyen Ciang Niang Cin Niang Cing K Niang Cing L Niang Dim H Niang Dim L Niang En Niang Esther Niang Gin Niang Go Niang Hau Niang Khem Niang Lam Niang Mang Niang Nem Niang Pum Niang Vung Niang Zel Niang Jacob Nichols Thang Ning Zam Ning Cing No Thang No Ashley Nobile Christopher Nolasco Christopher Norfleet Robert Norfleet, Jr. Willie Norfleet Eric Norris Tumai Npawt Ngin Ntem Ciin L Nuam Ciin N Nuam Hau Nuam Niang L Nuam Niang S Nuam Michael O’brien Alexander Ofosu Rickey Ogens* Kennie Oliver Anthony Oliveras Eric Olson James O’neill, Jr. Leticia Orona Margarita Orona Jessica Ortiz Estrada Felipe Ortiz David Osborne Ofelia Osuna Olimpia Otero Chavez Jennifer Overmeyer Devin Overstreet Johnny Owens Gerard Pacheco Luis Pacheco Hugo Padilla Mark Page Billy Parker Chavaughna Parker Jeff Parkhurst Jason Pate Bryan Patterson Corry Patterson Chin Pau Ciang Pau Cin Pau Dai Pau Dal Pau En Pau Gin S Pau Gin Suan Pau Kam Pau Khawm Pau Lang Pau Liang Pau Nang Pau Neng H Pau Neng K Pau Pum Pau Thang Pau Thawng Pau Tual Pau Zam K Pau Zam L Pau Angela Paulsen Mani Pazhanathadalam Vladimir Peniaz Brenda Pentecost Hector Perez Arias Jose Perez Garcia Pedro Perez Paez Cesar Perez Sergio Perez Kimberly Persons Ladrue Peters Anita Peterson Emmitt Pettigrew, Jr. Daniel Peurifoy Kinh Pham Adriana Phillips Alexander Phillips Brandon Phillips Shannon Phillips Alexander Phomprida Hau Pi Helen Pi Thang Pi Thomas Pi Tuang Pi Tuang Pi Goh Piang Khup Piang Thang K Piang Thang L Piang Van Piang Christopher Pickens Sharon Pickett Brooks Cin Pii Mayra Pina Jose Pineda Dixan Pita Mendez Clifford Pitchford Michael Plummer Osiel Poblete Bartolo Basant Pokhrel Renu Pokhrel Jesus Ponce Micah Ponder Htinram Pongkum Mark Pool Rudy Powell Greg Powers Jeffery Powers Jose Prado Kenneth Prentice, Jr. Eric Prickett Khai Pu Khai Pu Kham Pu Muang Pu Peter Pu Tuang Pu Alma Puga Daniel Puga, Jr. Khai Pui Thang Pui Thang Puno Darrell Purser Javier Quezada Holly Ralston Yosselin Ramirez Aguilar Francisco Ramirez Cortez Antonia Ramirez William Ramirez Robert Ratliff Tommy Ratliff Kyle Ratzlaff Terry Ratzloff Keianya Rayson Thomas Read Diego Rebollar-Marin Peggy Redden Timothy Redder Christopher Reed James Reed Freeman Reed, Jr. Margaret Reeves Stepan Regus Alberto Rendon Parra

Rodolfo Renteria Svyatoslav Reshetov Agustin Reyes, Jr. Pablo Reyes Thomas Reynolds Daniel Rhoades David Richardson, Jr. Robert Riddell Angela Rideout Brett Riegel Delmecio Riser Hillary Rite Rafael Rivera Pena Ramon Rivera Carl Roberts Meko Roberts Jamie Robertson David Robinson, Jr. Jesus Rodriguez Santibanez Carlos Jon Rodriguez Hector Rodriguez Maria G Rodriguez Maria L Rodriguez Rebecca Rodriguez Rivelino Rodriguez J Rodriguez-Flores Derrick Rogers Don Rogers Tony Rogers Lidia Rojas Nelson Rojas Tony Rongey Oscar Rose Robert Rosencutter Casey Ross Chase Rosser Richard Rowe, Jr. Ma Ruiz Ortega Ricardo Ruiz Ava Russell Kimberly Russell Crystal Rutherford Karina Saenz Acosta Cesar Saenz Rodriguez Lorenza Salas Abelino Salazar Adan Salazar Nora Salazar Mario Saldana Jose Saldivar Orepeza Maria Saldivar Miguel Saldivar Victor Saldivar David Salego Diana Salinas Jeffrey Salisbury Ah Salupta Ciin San Beatriz Sanchez Marcus Sanchez Miguel Sanchez Tanisha Sanders Michael Sandor, Jr. Cin Sang Lian Sang Mang Sang Samuel Sang Thiam Sang Tuan Sang Zam Sang Lal Sangi William Sangster Basilisa Santiago Avila Wenceslao Santiago Ignacio Santillan Rudy Santos Rebecca Sar Brooklyn Sargent James Satre Erick Sawyer Nang Sbsum William Scharosch Samuel Scherf Thang Sei Tong Sei Nem Sen Roi Seng Maria Serrano De Torres Carrol Shackelford Douglas Sheehan Joseph Sheets Kathy Sheffield John Shelton Vasiliy Shemereko Khin Si Maw Si Zam Siam Ciin Sian Cing Sian Ngin Sian Pau Sian Edward Sickler Nelson Sierra Cory Simmons Jerry Simmons Dwayne Simpson Daai Sing Dal Sing Nang Sing Thawn Sing Christopher Sissom Michael Sitterly Michael Skinner Ian Slattery Andrew Slavens Danny Slayton Llewellyn Slayton Debi Sloan Larry Slone Ryan Smallwood Alyante Smith David Smith Frankie Smith Jeffery Smith Anthony Smith, Jr.* Wilbert Smith, Jr. Justin Smith Kerry Smith Presley Smith Renaldo Smith Ricardo Smith Samuel Smith Kap So Te Showe Soe Jose Solares Maria Solis Nemisia Solis Clent Southerland, II Kevin Souvannasing Denney Sowder John Spain, III Ronnie Sparks Jameson Spires Lawana Stane Joel Staner Vincent Steadman Brent Stockton Kevin Stoddard Phajon Stoker Scott Stoltzfus Kathryn Stone Michael Straub John Suan Mung Pi Paul Suan Mung Hau Suan Kim Suan Ngin Suan Nin Suan Pau Suan Thang Suan Vung Suan Zen Suan Kham Suantak Hau Sum Mang Sum Pau Sum Wa Sum Francis Survia Jack Sweet Eric Sypert James Taber Thang Taithul William Tankersley Keith Tanner Whitney Tapp Joe Tart Larry Tate Mark Tate Nekesha Tatum Tenna Tatum Beverly Taylor Charles Taylor Eric Taylor Wayne Taylor Thang Te Nicholas Teague Andrea Teakell Kevin Teakell Robert Teis Shannon Terry Lian Thang Lam Benjamin Thang Cin Thang Cin L Thang Cin P Thang Cin Z Thang Dai Thang Do Thang Do T Thang Gin Thang Go Thang Hau N Thang Hau S Thang Kam K Thang Kam L Thang Kam S Thang Kam Suan Thang Kham Thang Lam Thang Lam L Thang Lang Thang Langh Thang Lian C Thang Lian K Thang Lian S Thang Mang M Thang Mang Tawi Thang Mang Tung Thang Ngin L Thang Ngin S Thang Ngun R Thang Pau Kap Thang Pau Khan Thang Pau Sian Thang Pau Sum Thang Suan Thang Thawng Thang Zen Thang Peter Thangpi Suan Thawn Thang Lam Thawn Tual Thawn John Thawng Lang Thawng Michael Thomas II Brian Thomas Fred Thomas Gerald Thomas Cheryl Thomason Archie Thompson Rebecca Thompson Thiyagarajah Thurairajah Jessica Thurber Kelly Thurber Ted Tiger Chad Tillery Gabriela Tirado Thawng Tluang William Tobar Harold Toerck Debbie Tomlin Cesar Torres Bibiano Cong Tran Hiep Tran Tuong Tran Mark Tribble Vincent Tripp Colton Trippany Juanito Tronzon, Jr. Seng Tu Ngin Tuan Cin Tuang Dal Tuang Kam Tuang Kham Tuang Sian Tuang Sing Tuang Suanlam Tuang Thang L Tuang Thang Lam Tuang Thang Z Tuang Tun Tuang* Vungh Tuang Zam Tuang Ngin Tun Thang Tun Zam Tun Kaam Tung Langh Tung Mung Tung Suang Tung Thang Tung Vung Tung Michael Tunnell Paul Turbe David Turley Randal Tyer Jessica Tyler Jacob Tzang Jesus Tzul Cing Uap Pau Uap Braden Underwood Dawn Underwood Pernell Underwood Tony Urich Maria Urquiza Yadira Urquiza Vicki Vail Julio Valle Dong Van Brennen Vance Allen Vang Brandon Vanzandt Shawn Vawter* Juan Vazquez Antonio Velasco James Velde Juan Vences Angel Venegas Salome Vera James Verhamme George Verrett Jeremy Vick Teresa Victory Efrain Villa Isabel Villalpando Martinez Raulito Villanueva Selina Viramontes Cuong Vo Tong Vo Thu Vu Nguyen Chuan Vu Ciin Vum Ciin Vung Cing Vung Kap Vung Mang Vung Mary Vung Niang Vung Ning Vung Vum Vung Mark Wakefield Stephen Wakefield Whitney Wakefield Cody Walden Diana Walker Joshua Walker Ronald Walker, Jr. Roderick Walker David Walkup Barry Wall Amilcar Wallace Santonnieyeo Wallace, III Tenekia Wallace Todd Wallingford Jasimine Walter Darius Walters Misty Walters Newman Walton Gayle Ward Perry Warner Ryan Warren Bryan Waskowiak Amanda Watkins Steven Watkins Boone Watson Trevor Watson Joseph Weidman Anthony Welch Randolph Wesson, III Sharon West William Wheeler Deborah Whitaker Allyn White Kyle White Timothy White Steven Whorton Gordon Wichman Jackie Wiles Jerry Wiles Michael Wiles James Wilkinson Bobbie Williams Chante Williams Cheray Williams Donna Williams Justin Williams Katheryn Williams Latrenia Williams Nicole Williams Rodney Williams Stanton Williams Aaron Williamson James Williamson Jeremy Williamson Clyde Willis Javoris Willis Brandi Wilson Christopher Wilson Isaac Wilson James Wilson Scott Wilson Naw Win Thomas Wingo Micah Wisdom Jack Witt, Jr. Riley Wood Ronald Wood Cody Woodard Stephen Woods, Jr. Brandon Workman Kasey Worthington Benjamin Wright Barry Wyers Jim Wyrick Linda Wyrick Patrial Yarbrough Marc Young Lang Zahlangh Cing Zam En Zam Nu Zam Daung Zaung Aurora Zavaleta Juan Zermeno Virginia Zermeno Thangkim Zotaithul *Pictured

Engineering Research & Development Lab Construction - AAON Headquarters - Tulsa, OK Opening 2018

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